AGREEMENT AND PLAN OF MERGER

By and Among

SPRINGX HOLDINGS LIMITED

AUTUMNX HOLDINGS LIMITED

SUMMERX HOLDINGS LIMITED

and

CLOOPEN GROUP HOLDING LIMITED

Dated as of May 12, 2026

TABLE OF CONTENTS

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THIS AGREEMENT AND PLAN OF MERGER, dated as of May 12, 2026 (this "Agreement"), is entered into by and among SpringX Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands ("Parent"), AutumnX Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("HoldCo"), and SummerX Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned subsidiary of HoldCo ("Merger Sub" and, together with Parent and HoldCo, the "Parent Parties" and each, a "Parent Party"), and Cloopen Group Holding Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the "Company"). Each of the Company, Parent, HoldCo and Merger Sub is referred to herein as a "Party," and collectively the "Parties". Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in Section 9.03.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Part 16 of the Companies Act (As Revised) of the Cayman Islands (the "Companies Act"), Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company and cease to exist (the "Merger"), with the Company surviving and will continue as the surviving company (as defined in the Companies Act) in the Merger and becoming a wholly-owned subsidiary of HoldCo as a result of the Merger (the "Surviving Company");

WHEREAS, the board of directors of the Company (the "Company Board"), acting upon the unanimous recommendation of a special committee established by the Company Board consisting of independent directors of the Company that are not affiliated with any of the Parent Parties and are not members of the management of the Company (the "Special Committee"), has (a) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and consummate the transactions contemplated hereunder and thereunder, including the Merger (collectively, the "Transactions"), (b) authorized and approved the execution, delivery and performance of this Agreement, the Plan of Merger, the Post-Closing M&A and any other Transaction Document to which the Company is a party, and the consummation of the Transactions, including the Merger, and (c) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger, by the shareholders at the Shareholders' Meeting and direct that this Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger, be submitted to a vote of the shareholders of the Company for authorization and approval;

WHEREAS, (a) the respective board of directors of each of the Parent Parties has each (i) approved the execution, delivery and performance by the Parent Parties, respectively and as the case may be, of this Agreement, the Plan of Merger and any other Transaction Document to which such Parent Party is a party, and the consummation of the Transactions, including the Merger, and (ii) declared it advisable for the Parent Parties, respectively and as the case may be, to enter into this Agreement, the Plan of Merger and any other Transaction Document to which such Parent Party is a party, and consummate the Transactions, including the Merger; (b) Parent, as the sole shareholder of HoldCo, has authorized and approved the execution, delivery and performance by HoldCo of this Agreement and any other Transaction Document to which HoldCo is a party, and the consummation of the Transactions, including the Merger; and (c) HoldCo, as the sole shareholder of Merger Sub, has authorized and approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and any other Transaction Document to which Merger Sub is a party, and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions of this Agreement;

WHEREAS, as a condition and inducement to the willingness of the Parent Parties to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Management Party, certain Supporting Shareholders and HoldCo have entered into a support agreement (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Agreement, the "Support Agreement"), pursuant to which, among other things, each Supporting Shareholder and/or its respective affiliated Management Party (if any), as the case may be, have agreed, upon the terms and subject to the conditions set forth therein, (a) to vote all Shares (including Shares represented by ADSs) held by such Supporting Shareholder, together with any Shares (including Shares represented by ADSs) acquired by such Supporting Shareholder or any of such Supporting Shareholder's Affiliates following the date hereof and prior to the Closing, in favor of the authorization and approval of this Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger, and (b) to subscribe for or otherwise receive shares of HoldCo at or immediately prior to the Closing in consideration of, and receive no cash consideration for, the cancellation of the Rollover Shares and the Company Equity Awards held by each Rollover Shareholder in accordance with the terms of this Agreement and the Plan of Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsors or their respective Affiliates have executed and delivered an equity commitment letter to Parent (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Agreement, each, an "Equity Commitment Letter" and collectively, the "Equity Commitment Letters"); and

WHEREAS, concurrently with the execution of this Agreement, the Sponsors or their respective Affiliates (each, a "Guarantor" and collectively, the "Guarantors") have executed and delivered a limited guarantee in favor of the Company (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Agreement, each, a "Limited Guarantee" and collectively, the "Limited Guarantees") with respect to certain obligations of Parent and HoldCo under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.01   The Merger

Upon the terms and subject to the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease to exist and Merger Sub will be struck off the register of companies in the Cayman Islands and the Company shall continue as the Surviving Company under the Laws of the Cayman Islands, such that following the Merger, the Surviving Company will be a wholly-owned Subsidiary of HoldCo.

Section 1.02   Closing; Closing Date

The closing for the Merger (the "Closing") shall take place at 10:00 a.m. (Hong Kong time) electronically as soon as practicable, but in any event no later than the fifteenth (15th) Business Day following the day on which the last of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived, or at such other date or place or time as may be mutually agreed to in writing between the Company and HoldCo (the date on which the Closing takes place, the "Closing Date").

Section 1.03   Effective Time

Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger with respect to the Merger (the "Plan of Merger") substantially in the form set out in Exhibit A attached hereto and such Parties shall file or cause the filing of the Plan of Merger and other documents required under the Companies Act to effect the Merger with the Registrar of Companies in the Cayman Islands (the "Registrar") as provided by Section 233 of the Companies Act and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the Companies Act in connection with the Merger. The Merger shall become effective at such date and time as it is registered with the Registrar as provided by Section 233(13) of the Companies Act (or at such later date as may be agreed by the Company and the Merger Sub in writing prior to the filing of the Plan of Merger and specified in the Plan of Merger, being not later than the ninetieth (90th) day after the date of the registration of the Plan of Merger by the Registrar) in accordance with Section 234 of the Companies Act (the time at which the Merger becomes effective is hereinafter referred to as the "Effective Time").

Section 1.04   Effect of the Merger

At the Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the relevant provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall vest in the Surviving Company and the Surviving Company shall be liable for, and subject in the same manner as the Company and Merger Sub to, all mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with this Agreement, the Plan of Merger and the relevant provisions of the Companies Act.

Section 1.05   Memorandum and Articles of Association of Surviving Company

At the Effective Time, in accordance with and by virtue of the Plan of Merger and without any further action by the Surviving Company, the memorandum and articles of association of the Surviving Company shall be amended and restated in its entirety to be identical to the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time (the "Post-Closing M&A"), until thereafter amended in accordance with applicable Laws and such memorandum and articles of association, save and except that (a) all references therein to the name of "SummerX Holdings Limited" shall be amended to "Cloopen Group Holding Limited"; (b) all references therein to the authorized share capital of the Merger Sub shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, if necessary; and (c) such memorandum and articles of association shall include such indemnification, advancement of expenses and exculpation provisions as required by Section 6.05(a).

Section 1.06   Directors and Officers

The Parties shall take all actions necessary at the Effective Time so that:

(a)   the directors of Merger Sub immediately prior to the Effective Time and/or such other persons as designated by HoldCo shall be the initial directors of the Surviving Company at the Effective Time;

(b)   the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by HoldCo prior to the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II
TREATMENT OF SECURITIES

Section 2.01   Effect on Shares

At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of the following securities:

(a)   each class A ordinary share of par value of US$0.0001 each of the Company (each, a "Class A Ordinary Share" and collectively, the "Class A Ordinary Shares") and each class B ordinary share of par value of US$0.0001 each of the Company (each, a "Class B Ordinary Share" and collectively, the "Class B Ordinary Shares", and together with the Class A Ordinary Shares, collectively, the "Shares" and each, a "Share") issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs), shall be cancelled and cease to exist in exchange for the right to receive US$0.4940 in cash per Share without interest (the "Per Share Merger Consideration") payable in the manner provided in Section 2.04;

(b)   each American Depositary Share, each representing six (6) Class A Ordinary Shares (each, an "ADS" and collectively, the "ADSs"), issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), together with the Class A Ordinary Shares represented by such ADS, shall be cancelled and cease to exist in exchange for the right to receive US$2.9641 in cash per ADS without interest (the "Per ADS Merger Consideration"), which amount shall be paid to the Depositary as the registered holder of the cancelled Class A Ordinary Shares represented by such cancelled ADSs and distributed by the Depositary to the holder of such cancelled ADSs, pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail. From and after the Effective Time, all such ADSs (and such underlying Class A Ordinary Shares represented by the ADSs) shall no longer be issued and outstanding and shall be cancelled and shall cease to exist, and each holder of any such ADSs shall cease to have any rights with respect to such ADSs (and such underlying Class A Ordinary Shares represented by the ADSs), except the right to receive the Per ADS Merger Consideration without interest;

(c)   each Excluded Share and ADS representing Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d)   each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with (a) and thereafter represent only the right to receive the applicable payments set forth in (a); and

(e)   concurrently with the cancellation of Shares and ADSs pursuant to the terms and conditions set out in Section 2.01(a) to (d), each share of par value of US$1.00 per share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share of par value of US$0.0001 each of the Surviving Company (each, a "Surviving Company Share" and collectively, the "Surviving Company Shares"), and the Surviving Company Shares shall constitute the only issued and outstanding share capital of the Surviving Company at the Effective Time, which shall be reflected in the register of members of the Surviving Company.

Section 2.02   Company Share Plans and Outstanding Equity Awards

(a)   At the Effective Time, the Company shall (i) terminate the Company Share Plans and any relevant award agreements entered into under the Company Share Plans, and (ii) cause each Company Equity Award that is outstanding immediately prior to the Effective Time to be treated in accordance with this Section 2.02.

(b)   At the Effective Time, each Company Equity Award held by any holder identified on Section 2.02 of the Company Disclosure Schedule and the Rollover Shareholders shall be cancelled and, in exchange therefor, shall be treated as follows:

(i)   A portion of Company Equity Awards vested as of April 30, 2026 equal to (x) in the case of a holder identified on Section 2.02 of the Company Disclosure Schedule, the percentage set forth opposite such holder's name on Section 2.02 of the Company Disclosure Schedule, and (y) in the case of a Rollover Shareholder, the applicable percentage as set forth in the Support Agreement (in each case, not to exceed thirty percent (30%) of the total vested portion of such holder's Company Equity Award) (the "Cash-out Percentage") shall be converted into the right to receive an amount in cash (without interest and net of any applicable withholding taxes), payable by the Surviving Company or one of its Subsidiaries as soon as practicable following the Effective Time (and in any event no later than the next regularly scheduled employee payroll date) pursuant to the Company's ordinary payroll practices, equal to:

      (A)   in the case of a Vested Company Option, the product of (1) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option, and (2) the number of Shares underlying the portion of such Vested Company Option being cashed out pursuant to the Cash-out Percentage; *provided* that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option being cashed out pursuant to the Cash-out Percentage shall be cancelled without any payment therefor; and

      (B)   in the case of a Company Equity Awards vested as of April 30, 2026 other than a Vested Company Option, including any Company Restricted Shares or Company Restricted Share Units, the product of (1) the Per Share Merger Consideration, multiplied by (2) the number of Shares underlying the portion of such Company Equity Awards being cashed out pursuant to the Cash-out Percentage.

    (ii)   The remaining portion of the Company Equity Awards vested as of April 30, 2026 (after deducting the cash-out portion) shall be cancelled and, in exchange therefor, such holder shall be issued a vested award comprised of other rights or property to the extent permitted by applicable Laws, which shall be subject to terms and conditions substantially equivalent to those of such vested Company Equity Award, as reasonably determined by both HoldCo and the Company.

    (iii)   Each Company Equity Award unvested as of April 30, 2026 and held by any holder identified on Section 2.02 of the Company Disclosure Schedule or any Rollover Shareholder shall be cancelled and, in exchange therefor, such holder shall be issued an award comprised of other rights or property to the extent permitted by applicable Laws, which shall be subject to terms and conditions substantially equivalent to those of such Company Equity Award, as reasonably determined by both HoldCo and the Company.

    (c)   At the Effective Time, each Company Equity Award vested as of April 30, 2026, held by any holder other than a Rollover Shareholder or a holder identified on Section 2.02 of the Company Disclosure Schedule shall be cancelled and converted into the right to receive a cash payment, without interest, payable by the Surviving Company or one of its Subsidiaries as soon as practicable following the Effective Time (and in any event no later than the next regularly scheduled employee payroll date) pursuant to the Company's ordinary payroll practices, as follows:

    (i)   Each Vested Company Option shall be converted into the right to receive a cash amount equal to: the product of (A) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option, and (B) the number of Shares underlying such Vested Company Option; *provided* that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger

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Consideration, such Vested Company Option shall be cancelled without any payment therefor.

(ii)   Each Company Equity Award vested as of April 30, 2026 other than a Vested Company Option, including any Company Restricted Shares or vested Company Restricted Share Units, shall be converted into the right to receive a cash amount equal to: the product of (A) the Per Share Merger Consideration, and (B) the number of Shares underlying such vested Company Equity Award.

(d)   At the Effective Time, each Company Equity Award unvested as of April 30, 2026, held by any holder other than a Rollover Shareholder or a holder identified on Section 2.02 of the Company Disclosure Schedule shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(e)   Promptly after the Effective Time, HoldCo shall, or shall cause the Company, to establish a new equity incentive program for holders of Company Equity Award identified on Section 2.02 of the Company Disclosure Schedule and other employees of the Company.

(f)   As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.02. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time, none of Parent, HoldCo or the Surviving Company will be required to issue any share capital to any person pursuant to the Company Share Plans or in settlement of any Company Equity Award granted under the Company Share Plans. Nothing in this Agreement shall prohibit Parent, HoldCo or the Surviving Company, following the Effective Time, from adopting new equity incentive or compensation plans or arrangements for employees, directors or consultants of the Surviving Company or its Subsidiaries. Promptly following the date hereof but in any event prior to the Effective Time, the Company shall deliver written notice to each holder of the Company Equity Awards, informing such holder of the effect of the Merger on his or her Company Equity Awards.

Section 2.03   Dissenting Shares

(a)   Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Companies Act, all Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn, or have not lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (collectively, the "Dissenting Shares" and each, a "Dissenting Share," and holders of Dissenting Shares collectively being referred to as the "Dissenting Shareholders") shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead upon serving a valid written notice of dissent under Section 238(5) of the Companies Act be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

(b)   For the avoidance of doubt, all Shares held by the Dissenting Shareholders who shall have not validly exercised or perfected or who effectively shall have withdrawn or lost their dissenter rights pursuant to Section 238 of the Companies Act shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in exchange for the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04 at the later of (i) the Effective Time; and (ii) the occurrence of such event. HoldCo shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to validly exercise or perfect or who shall have effectively withdrawn or lost such dissenter rights pursuant to Section 238 of the Companies Act.

(c)   The Company shall give HoldCo (i) prompt notice of any notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the Companies Act received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Laws of the Cayman Islands and received by the Company relating to its shareholders' rights to dissent from the Merger or appraisal rights and (ii) the opportunity and right to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the Companies Act. The Company shall not, except with the prior written consent of HoldCo, make any offers or payments with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

(d)   In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the Companies Act, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to Section 238(4) of the Companies Act within twenty (20) days of obtaining the approval of the Company's shareholders at the Shareholders' Meeting.

Section 2.04   Exchange of Share Certificates

(a)   Paying Agent.   Prior to the Effective Time, HoldCo shall appoint a bank or trust company to act as paying agent (the "Paying Agent") for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b), and Section 2.03(b) (in the case of Section 2.03(b), when ascertained) (collectively, the "Merger Consideration"), and HoldCo shall enter into a paying agent agreement with the Paying Agent. At or promptly following the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained, HoldCo shall deposit, or cause the Surviving Company to deposit, with the Paying Agent, for the benefit of the shareholders and/or holders of ADSs (other than Excluded Shares and Dissenting Shares), sufficient funds to pay the full amount of the Merger Consideration (such cash being hereinafter referred to as the "Exchange Fund").

(b)   Exchange Procedures. Promptly after the Effective Time, the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for an exempted company incorporated in the Cayman Islands reasonably acceptable to Parent Parties, and shall specify the manner in which the Per Share Merger Consideration shall be paid out of the Exchange Fund to registered holders of such Shares and contain such other provisions as HoldCo and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the "Share Certificates") (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or any steps to be taken in respect of non-certificated Shares represented by book entry ("Uncertificated Shares") and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Promptly following any Shares ceasing to be Dissenting Shares pursuant to Section 2.03(b), HoldCo shall cause the Paying Agent to mail the documents described in the immediately preceding sentence to the person who was, at the Effective Time, the registered holder of such Shares. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or any documents required in respect of Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange for the cancellation of such Shares a check, in the amount equal to (x) the number of Shares so cancelled (whether certificated Shares represented by a Share Certificate (or in respect of which an affidavit and indemnity of loss in lieu of the Share Certificate has been given as provided in Section 2.04(c)) or Uncertificated Shares) multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding in accordance with Section 2.04(i). All such cancelled Shares shall be recorded as cancelled in the register of members of the Company at the Effective Time as contemplated by Section 2.01(a), and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, HoldCo and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs. No interest shall be paid or will accrue on any amount payable in respect of any Shares or ADSs pursuant to the provisions of this Article II.

(c)   Lost Certificates.   If the Share Certificate for any Shares (other than Excluded Shares or Dissenting Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by the HoldCo or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the HoldCo or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a) and Section 2.03(b).

(d)   Untraceable Shareholders.   Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to shareholders or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders' Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable shareholders or ADSs who are untraceable but subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company. Monies unclaimed after a period of three (3) years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

(e)   Adjustments to Merger Consideration.   The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares or ADSs occurring on or after the date hereof and prior to the Effective Time; *provided* that nothing in this Section 2.04(e) shall be construed to permit any Group Company or any other person to take any action that is otherwise prohibited by the terms of this Agreement.

(f)   Investment of Exchange Fund.   The Exchange Fund, pending its disbursement to the shareholders and/or ADSs, shall be invested by the Paying Agent as reasonably directed by HoldCo or, after the Effective Time, the Surviving Company; *provided* that no such investment or losses shall affect the amounts payable to such holders and HoldCo or the Surviving Company, as applicable, shall replace or restore, or cause to be replaced or restored any funds deposited with the Paying Agent that are lost through any investment or diminished for other reasons. Earnings from investments shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable for Merger Consideration shall become the sole and exclusive property of HoldCo and the Surviving Company.

(g)   Termination of Exchange Fund.   Any portion of the Exchange Fund that remains unclaimed by the shareholders or ADSs for three (3) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any shareholders and/or ADSs (other than Excluded Shares and Dissenting Shares) who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a), Section 2.01(b) or Section 2.03(b).

(h)   No Liability.   None of the Paying Agent, the Consortium Members, the Surviving Company, the Depositary or their respective Affiliates shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority (as defined below) shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)   Withholding Rights.   Notwithstanding anything herein to the contrary, each of the Surviving Company, the Paying Agent, the Parent Parties and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or ADSs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by the Surviving Company, the Paying Agent, the Parent Parties or the Depositary, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or ADSs in respect of which such deduction and withholding was made by the Surviving Company, the Paying Agent, the Parent Parties or the Depositary, as the case may be.

Section 2.05   No Transfers

From and after the Effective Time, (a) there shall be no registrations of transfers in the register of members of the Surviving Company of the Shares that were issued and outstanding immediately prior to the Effective Time, and (b) the shareholders (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement. On or after the Effective Time, any Share Certificates or Uncertificated Shares presented to the Paying Agent, HoldCo or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than Excluded Shares and Dissenting Shares, and for no consideration in the case of Excluded Shares and only in accordance with Section 2.02(a) in the case of Dissenting Shares.

Section 2.06   Termination of Deposit Agreement

As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the "Depositary") to terminate the deposit agreement, dated February 8, 2021, entered into by and among the Company, the Depositary and all holders from time to time of ADSs issued thereunder (as amended from time to time, the "Deposit Agreement") in accordance with its terms.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Parent Parties that, except: (a) as set forth in the disclosure schedule delivered by the Company to HoldCo contemporaneously with the execution of this Agreement (the "Company Disclosure Schedule") (it being understood that any information set forth in one section or subsection of the Company

Disclosure Schedule shall be deemed to apply and qualify only the section or subsection of this Agreement to which it corresponds in number along with each other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on the face of such disclosure); (b) as disclosed in the Company SEC Reports filed and publicly available after February 9, 2021 and prior to the date hereof (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding any disclosures in the Company SEC Reports contained or referenced therein (i) under the captions "Risk Factors" and "Forward Looking Statements" and (ii) under any other section relating to information, factors or risks that are general, nonspecific, predictive, forward-looking or cautionary in nature, in each case, other than any specific factual information contained therein) to the extent that it is reasonably apparent that a matter disclosed in the Company SEC Reports is applicable to a section or subsection of the Company Disclosure Schedule and the section or subsection of this Agreement to which it corresponds in number (it being understood that any matter disclosed in the Company SEC Reports shall not be deemed disclosed for purposes of Section 3.03, Section 3.09 and Section 5.01); or (c) any matters with respect to which certain Rollover Shareholders as set forth on Article III of Parent Parties Disclosure Schedule have actual knowledge of, or after reasonable inquiry and investigation would reasonably be expected to have actual knowledge of:

Section 3.01   <u>Organization, Good Standing and Qualification; Subsidiaries</u>

(a)   Each Group Company is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and has the requisite corporate or similar power and authority and all the necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted and is qualified or licensed to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except as would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Section 3.01(a), the term "<u>Group Company</u>" shall be deemed to include any of the branch offices of any Group Company, in addition to the Company and its Subsidiaries.

(b)   Section 3.01(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Group Company and each other entity in which a Group Company owns or otherwise holds any equity interest as of the date hereof, together with (i) the jurisdiction of organization or formation of each such Group Company or other entity, (ii) the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Group Company or other entity owned or otherwise held by such Group Company, and (iii) the other shareholder(s) of such Group Company or other entity. The corporate structure of the Group Companies and the ownership among the Group Companies and the establishment thereof are not in violation of any mandatory prohibition under applicable Laws. Except as set forth in Section 3.01(b) of the Company Disclosure Schedule, (x) there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (y) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement.

(c)   Pursuant to the Control Documents with respect to the VIE Entity, (i) the applicable WFOE of the Company has had exclusive control over the VIE Entity and its Subsidiaries and is entitled to all of the economic benefits and residual returns from the operations of the VIE Entity and its Subsidiaries; and (ii) the VIE Entity is a "variable interest entity" of the Company and its financial results have been consolidated into consolidated financial statement of the Company under the GAAP.

Section 3.02   Memorandum and Articles of Association

The Company has heretofore furnished to HoldCo a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended and restated to date, of each Group Company. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof and, if so required under applicable Law, have been duly approved by or registered with, as applicable, by the appropriate Governmental Authorities. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents.

Section 3.03   Capitalization

(a)   The authorized share capital of the Company is US$100,000 divided into 1,000,000,000 shares comprising (i) 600,000,000 class A ordinary shares of a par value of US$0.0001 each, (ii) 25,649,839 class B ordinary shares of a par value of US$0.0001 each and (iii) 374,350,161 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Company Board may determine in accordance with Article 9 of the articles of association of the Company. As of the date of this Agreement, (i) 316,554,332 Class A Ordinary Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, and (ii) 25,649,839 Class B Ordinary Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, and (iii) 9,401,106 Class A Ordinary Shares are issued to the Depositary and reserved for future issuance pursuant to the outstanding Company Equity Awards (and for the avoidance of doubt are not included in the number of issued and outstanding Class A Ordinary Shares set forth in the foregoing clause (i)).

(b)   Except for the Company Equity Awards referred to in Section 3.03(a) and rights under the Control Documents and except as required under any applicable Law or as set forth in the Company Governing Documents, there are no restricted shares, restricted share units, options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by any Group Company relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of any Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company. The Company has not issued and does not have outstanding any bonds, debentures, notes or other obligations that provide the holders thereof with the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matter on which the shareholders of the Company may vote.

(c)   Section 3.03(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Equity Award outstanding as of the date of this Agreement: (i) the name of holder of such Company Equity Award; (ii) the number of Class A Ordinary Shares subject to such Company Equity Award; (iii) if applicable, the exercise, purchase price, or similar pricing of such Company Equity Award; (iv) the date on which such Company Equity Award was granted or issued; (v) the applicable vesting, repurchase, or other lapse of restrictions schedule, and the extent to which such Company Equity Award is vested and exercisable as of the date hereof; and (vi) the date on which such Company Option expires. The grant of each such outstanding Company Equity Award was validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the relevant Company Share Plans, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the rules and regulations of the OTC Markets Group, Inc. ("OTC Market") and all other applicable Laws in all material respects. Except as set forth in Section 3.03(c) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Equity Award as a result of the Transactions, except as would not reasonably be expected to have a Company Material Adverse Effect.

(d)   All Shares subject to issuance upon due exercise or settlement of any Company Equity Award, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable in all material respects. The Company has made available to HoldCo accurate and complete copies of (i) the Company Share Plans pursuant to which the Company has granted the Company Equity Awards that are currently outstanding, and (ii) the form of award agreements with respect to each type of such Company Equity Awards. There are no award agreements evidencing any Company Equity Awards with terms that are different in any material respect from those set forth in the form of award agreement that has been made available to HoldCo, other than any such differences that (A) have been approved by the Company Board (or a duly authorized committee thereof) and (B) are set forth in the individual award agreement provided to HoldCo.

(e)   The issued and outstanding shares, share capital or registered capital, as the case may be, of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding shares, share capital or registered capital, as the case may be, of each of the Company's Subsidiaries and such other entities listed or referred to in Section 3.01(b) of the Company Disclosure Schedule that is owned by any Group Company is owned by such Group Company free and clear of all Liens, except as required under any applicable Law or as set forth in the Company Governing Documents and other than the Controlled Entities to the extent they are subject to their respective Control Documents. Except as required under any applicable Law or as set forth in the Company Governing Documents and other than the Controlled Entities to the extent they are subject to their respective Control Documents, such Group Company has the right to vote, and to receive dividends and distributions on, all such Equity Securities. The issued and outstanding shares, share capital or registered capital, as the case may be, of each of the

Company's Subsidiaries is not subject to any outstanding obligations of any Group Company requiring the registration under any securities Law for sale of such shares, share capital or registered capital, as the case may be. Other than as set forth in the Control Documents, there are no outstanding contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company's Subsidiaries, except for (i) obligations arising in the ordinary course of business consistent with past practice, or (ii) obligations that are set forth in Section 3.03(e) of the Company Disclosure Schedule.

(f)   Except for the Company Share Plans disclosed in the Company SEC Reports, neither the Company nor any of its Subsidiaries makes or adopts any option plans or employee incentive plans or reserves any shares, registered capital or share capital for any directors, officers, employees or consultants of any Group Company.

Section 3.04   Authority Relative to Transaction Documents; Fairness

(a)   The Company has all requisite corporate power and authority to execute and deliver this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and to perform its obligations hereunder and thereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and the consummation by it of the Transactions, in each case, subject only to the authorization and approval by way of a shareholders' special resolution of this Agreement, the Plan of Merger and the Transactions by the affirmative vote of at least two-thirds (2/3) of the votes cast by the shareholders present and voting in person or by proxy as a single class at the Shareholders' Meeting (the "Requisite Company Vote") in accordance with Section 233(6) of the Companies Act and the memorandum and articles of association of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Parent Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general principles of equity (the "Bankruptcy and Equity Exception").

(b)   As of the date hereof, the Special Committee comprises three (3) members of the Company Board, each of whom is independent and disinterested with respect to the Transactions. The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by majority vote of those directors voting at a meeting duly called and held, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and consummate the Transactions, including the Merger; (ii) authorized and approved the execution, delivery and performance of this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and the Transactions, including the Merger; (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger, the Post-Closing M&A

and the consummation of the Transactions, including the Merger, to the shareholders (the "Company Recommendation") and direct that this Agreement, the Plan of Merger, the Post-Closing M&A and the Transactions, including the Merger, be submitted for approval by the shareholders of the Company at the Shareholders' Meeting; and (iv) taken all such actions as may be required to enter into this Agreement, and, as of the Closing Date, shall have taken actions as may be required to be taken by the Company to effect the Transactions, including the Merger, including obtaining any necessary consents in respect of the Company Share Plans.

(c)   The Special Committee has received the written opinion of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, as an independent financial advisor to the Special Committee (the "Financial Advisor") to the effect that, as of the date of such opinion and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing Excluded Shares) are fair, from a financial point of view, to such holders, and, as of the date hereof, such opinion has not been withdrawn, revoked, or modified. A copy of which opinion will be delivered to HoldCo promptly after the date of this Agreement solely for informational purposes. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3.

Section 3.05   No Conflict; Required Filings and Consents

(a)   The execution and delivery of this Agreement or the Plan of Merger by the Company do not, and the performance of this Agreement or the Plan of Merger by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.06(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order ("Law") applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of any Group Company pursuant to, any Contract or obligation to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not reasonably be expected to have a Company Material Adverse Effect.

(b)   The execution and delivery of this Agreement or the Plan of Merger by the Company do not, and the performance of this Agreement or the Plan of Merger by the Company and the consummation by the Company of the Transactions will not, require any Group Company to obtain any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a "Governmental Authority"), except for (i) compliance with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the "SEC"), if any, on such documents), (ii) compliance with the rules and regulations of OTC Market, (iii) the filing of the Plan of Merger and related documentation with the Registrar pursuant to the Companies Act and the publication of notification of the Merger in the Cayman Islands Gazette pursuant to the Companies Act, and (iv) where the failure to submit such filings or obtain such Governmental Authorities' approvals would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.06   Permits; Compliance with Laws

(a)   Each of the Group Companies is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (collectively, the "Company Permits"). To the knowledge of the Company, all of the Company Permits are valid and in full force and effect and, to the knowledge of the Company, have passed their respective annual or periodic inspection or renewal in accordance with applicable Laws and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened. Each of the Group Companies is in compliance with the terms of the Company Permits in all material respects. Without limiting the generality of the foregoing, to the knowledge of the Company, all permits, licenses and approvals by, and filings and registrations and other requisite formalities with, the Governmental Authorities in the PRC that are required to be obtained or made in respect of each Group Company established in the PRC with respect to its establishment, capital structure, business and operations as it is now being conducted have been duly obtained or made, except where the failure to do so would not reasonably be expected to have a Company Material Adverse Effect. With respect to any business carried out by any Group Company in the PRC, to the knowledge of the Company, such Group Company has not violated any PRC Law that imposes any prohibition or restriction on foreign investment in any material respect. Each Group Company that is established in the PRC has been conducting its business activities within its permitted scope of business, and has been operating its business in compliance with all relevant legal requirements in all material respects and with all requisite permits, licenses and approvals granted by, and filings and registrations made with the competent Governmental Authorities of the PRC.

(b)   Except as disclosed in Section 3.06(b) of the Company Disclosure Schedule, the Group Companies are and have been in all material respects in compliance with all applicable Laws and, during the periods in which the Company's Equity Securities were listed on the New York Stock Exchange ("NYSE"), the applicable listing, corporate governance and other rules and regulations of the NYSE, and since the delisting therefrom, the applicable rules and regulations of the OTC Market.

(c)   To the knowledge of the Company, no event has occurred and no circumstance exists that (with or without notice or lapse of time) (i) may constitute or result in a violation by any Group Company of, or a failure on the part of such entity to comply with, any applicable Laws, or (ii) may give rise to any obligation on the part of any Group

Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, except for, in each case of (i) and (ii), any violation, failure or obligation that would not reasonably be expected to have a Company Material Adverse Effect. No Group Company is in default, breach or violation of any Law applicable to it (including (A) any Law applicable to its business, (B) any Tax Law, and (C) any Law related to the protection of Personal Data) or by which any of its share, security, equity interest, property or asset is bound or affected, except for any violation, failure or obligation that would not reasonably be expected to have a Company Material Adverse Effect. No Group Company has received any written notice or communication from any Governmental Authority of any material non-compliance with any applicable Law that has not been cured.

(d)   To the knowledge of the Company, no Group Company, any of their respective directors, officers, board of directors (supervisory and management) members, or any of their respective employees, agents, representatives or other persons acting on behalf of and duly authorized by any Group Company (collectively, the "Company Representatives") has violated any Anticorruption Law in any material respect, nor has any Group Company, any of their respective directors, officers, supervisory or management board members, or, to the knowledge of the Company, any Company Representative (i) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment that would violate any applicable Anticorruption Laws in any material respect, or (ii) offered, paid, promised to pay or authorized the payment of any money or anything of value, to any Government Official in a manner which would violate any applicable Anticorruption Laws in any material respect.

(e)   To the knowledge of the Company, no Group Company has conducted or initiated any internal investigation or made a voluntary, directed, involuntary or other disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any non-compliance with any Anticorruption Law. To the knowledge of the Company, no Group Company, nor any of their respective directors, officers, board of directors (supervisory and management) members, or, any Company Representative has received any written notice, request, allegation or citation for any actual or potential non-compliance with any Anticorruption Law. The Group Companies have implemented policies and procedures reasonably designed to ensure that each Group Company and the employees and other intermediaries of the Group Companies comply with all applicable Anticorruption Laws. The Group Companies have implemented and maintain internal controls reasonably designed to prevent and detect violations of Anticorruption Laws. The Group Companies have maintained accurate books and records in compliance with all applicable Anticorruption Laws in all material respects.

(f)   The Group Companies are in compliance in all material respects with all of the SAFE Rules and Regulations and, to the knowledge of the Company, have duly and lawfully obtained all requisite permits, licenses, approvals, filings and registrations and other requisite formalities with the SAFE as required under the SAFE Rules and Regulations which are in full force and effect.

(g)   To the knowledge of the Company, no Group Company, any of their respective directors, officers, board of directors (supervisory and management) members, or any of the Company Representatives is a Prohibited Person, and no Prohibited Person has been given an offer to become an employee, officer, consultant or director of any Group Company. To the knowledge of the Company, no Group Company has engaged in any business or dealings, directly or indirectly, involving or relating to (i) a Sanctioned Jurisdiction; or (ii) a Prohibited Person.

Section 3.07   SEC Filings; Financial Statements

(a)   The Company has filed or otherwise furnished (as applicable), all forms, reports, statements, schedules and other documents required to be filed with or furnished to the SEC by the Company (including any amendments thereto, collectively, the "Company SEC Reports") for the past three (3) years. As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the "Securities Act") (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports, in each case as superseded or supplemented by updated information filed or furnished with the SEC subsequent thereto, (i) complied in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

(b)   Each of the consolidated financial statements (including the notes thereto), in each case as revised or restated subsequent thereto, contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position, results of operations, changes in shareholders' equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, in each case in accordance with GAAP, except as may be noted therein.

(c)   Except as and to the extent set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company's annual report on Form 20-F most recently filed with the SEC as of the date of this Agreement, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2025, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) that are not, individually or in the aggregate, material to the Group Companies taken as a whole.

(d)   The Company has filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance in all material respects with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it except with respect to any Company SEC Report that was delinquent or overdue at the time of filing. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act reasonably designed to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company's SEC filings and other public disclosure documents, and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Other than those disclosed in the Company SEC Reports filed and publicly available after January 1, 2025 and prior to the date hereof, neither the Company nor, to the knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any "significant deficiencies" or "material weaknesses" (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect in any material respect the ability of the Company to record, process, summarize and report financial data. To the knowledge of the Company, there is, and has been, no fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. As used in this Section 3.07, the term "file" shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e)   The Group Companies maintain a system of internal control over financial reporting that is reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with GAAP and include those policies and procedures that are reasonably designed to (i) provide reasonable assurance that transactions are executed in accordance with management's general or specific authorizations, (ii) require the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a Group Company's assets, (iii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with GAAP, (iv) provide reasonable assurance that receipts and expenditures of the Company are permitted only in accordance with appropriate authorization, (v) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a Group Company's assets that would have a material effect on the consolidated financial statements, and (vi) provide reasonable assurance that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences.

Section 3.08   **Proxy Statement**

The information supplied in writing by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein including the notice of the Shareholders' Meeting and the form of proxy) shall not (a) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders' Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

Section 3.09   **Absence of Certain Changes or Events**

Since December 31, 2025, except as expressly contemplated by this Agreement, each Group Company has conducted business in the ordinary course of business and in a manner consistent with past practice, and (a) there has not been any Company Material Adverse Effect, or any change, event, development, occurrence or effect that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect, (b) there has not been any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.10   **Absence of Litigation**

There is no litigation, hearing, suit, claim, action, proceeding or investigation (an "Action") pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which (a) does not involve an amount in controversy in excess of US$500,000; (b) has or could reasonably be expected to have a Company Material Adverse Effect, or (c) seeks to enjoin, restrain or prevent the Merger or the other Transactions.

Section 3.11   **Employee Benefit Plans**

(a)   With respect to each Company Employee Plan, copies of such Company Employee Plan have been made available by the Company to HoldCo. Each Company Employee Plan has been established, operated and maintained in compliance with its terms and with applicable Law in all material respects.

(b)   All contributions or other amounts payable by a Group Company with respect to each Company Employee Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles. There are no claims or Actions pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan.

(c)   Except as expressly provided under this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions alone (whether alone or in connection with any additional or subsequent events such as a termination of employment), will (i) entitle any current or former director, employee or consultant of any Group Company to material compensation in the form of a severance payment or similar payment, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans, or (iii) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Employee Plan on or following the Effective Time.

Section 3.12   **Labor and Employment Matters**

(a)   Neither the Company nor any of its Subsidiaries is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreements or labor contracts or understandings with any labor unions, works councils, or labor organizations. There is no (i) material unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to their businesses, except as would not reasonably be expected to have a Company Material Adverse Effect, (ii) activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize or represent any current or former employee, officer, director, or consultant of the Company or any of its Subsidiaries (each, an "Employee"), or (iii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to any Employees, and during the past years there has not been any such action.

(b)   There are no material complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened to be brought by or filed with any Governmental Authority or otherwise based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its Subsidiaries.

(c)   Except as would not reasonably be expected to have a Company Material Adverse Effect, each Group Company is in compliance with all applicable Laws in all material respects relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the competent Governmental Authority and have withheld and paid in full to the competent Governmental Authority, or is holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to any of its current or former Employees or any other person (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. For each and all labor dispatch or similar services received by each Group Company, such Group Company has entered into valid and binding agreements with respect to such services, and such Group Company is not in breach of such agreements in any material respect.

(d)   For the past three (3) years, neither the Company nor any of its Subsidiaries has engaged in layoffs, facility closings or employment terminations that have resulted in, or could reasonably be expected to result in, material liability to the Company and its Subsidiaries under any state, local or foreign Law or regulation covering or with respect to layoffs or facility closings.

(e)   Each Group Company incorporated in the PRC has entered into labor contracts with each of its Employees in accordance in all material respects with applicable Law and has entered into confidentiality and non-compete agreements (which contain invention assignment clauses) with its key Employees and Employees who have access to material trade secrets or proprietary information of such Group Company.

Section 3.13   Real Property; Title to Assets

(a)   Section 3.13(a) of the Company Disclosure Schedule contains a true, correct and complete list, as of the date hereof, of real property and interests in real property owned by the Company or any of its Subsidiaries (such property, the "Company Owned Real Property"). Except as would not reasonably be expected to have a Company Material

Adverse Effect, with respect to each Company Owned Real Property, (i) the Company or one of its Subsidiaries has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Company Owned Real Property, free and clear of all Liens, except Permitted Encumbrances; (ii) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Company Owned Real Property or any portion thereof; (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion of such Company Owned Real Property or interest therein; and (iv) the Company or one of its Subsidiaries has duly complied with, in all material respects, all of the terms and conditions of, and all of its obligations under, the relevant land use rights contract or real property purchase contract in relation to any Company Owned Real Property owned by it.

(b)   Section 3.13(b) of the Company Disclosure Schedule contains a true, correct and complete list, as of the date hereof, of all of the existing material leases, subleases, licenses or other agreements pursuant to which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy (such property, the "Leased Real Property," and each such lease, sublease, license or other agreement, a "Lease"). The Company has made available to HoldCo true, correct and complete copies of all Leases (including all modifications and amendments thereto). With respect to each Leased Real Property, (i) the Company or one of its Subsidiaries has valid leasehold estates in the Leased Real Property, free and clear of all Liens, except Permitted Encumbrances; (ii) neither the Company nor any of its Subsidiaries (as a party to such Lease), nor to the knowledge of the Company, any counterparty to any Lease, is in breach of or default in any material respect pursuant to any Lease; (iii) each Lease is legal, valid, binding, enforceable and in full force and effect; (iv) the Company or any of its Subsidiaries has not subleased, licensed or otherwise granted any person the right to use or occupy any portion of such Leased Real Property; and (v) the Company or any of its Subsidiaries has not collaterally assigned or granted any other security interest in any such Lease or any interest therein.

(c)   The Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all properties and assets that are necessary to conduct their respective businesses as currently conducted, in each case free and clear of all Liens, except Permitted Encumbrances. The tangible personal property and assets owned or used by the Company and its Subsidiaries necessary to conduct their respective businesses as currently conducted (i) are usable in the ordinary course of business and, in all material respects, are adequate and suitable for the uses to which they are being put, and (ii) are in good and working order, reasonable wear and tear and immaterial defects excepted.

Section 3.14 **Intellectual Property**

(a)   (a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, of all material Intellectual Property owned by the Company or any of its Subsidiaries (the "Company Intellectual Property"). The Company and its Subsidiaries have maintained all Company Intellectual Property in the ordinary course consistent with reasonable business practices, and has used reasonable business judgement in its prosecution, maintenance, and abandonment of Company Intellectual Property. The Company Intellectual Property is subsisting and not invalid or unenforceable.

(b)   The Company and its Subsidiaries (i) own adequate right, title, and interest, free and clear of all encumbrances other than Permitted Encumbrances, in and to the Company Intellectual Property and (ii) to the knowledge of the Company, as of the date hereof, have sufficient rights to all Company Intellectual Property and all other Intellectual Property that are material to the business of the Company and its Subsidiaries taken as a whole. There are no restrictions on the Company or its Subsidiaries' right to sell any product or service of the Company or any of its Subsidiaries, or to use, transfer or license any Company Intellectual Property in any material respect.

(c)   No Company Intellectual Property is subject to any legal proceeding or outstanding order against the Company or any of its Subsidiaries, in effect as of the date hereof, prohibiting or materially restricting the Company or any of its Subsidiaries from using, transferring, or licensing thereof.

(d)   Section 3.14(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of material contracts in effect as of the date hereof, pursuant to which (i) the Company or any of its Subsidiaries has granted a license or other right to a third person under any Company Intellectual Property, other than any non-exclusive licenses granted by the Company to customers in the ordinary course of business or in the ordinary course of business in connection with the provision, support, maintenance, or sale of any Company product or service; (ii) a third person has licensed or granted any other right to any Intellectual Property to the Company or any of its Subsidiaries that is material to the operation of the business of the Company or any of its Subsidiaries, excluding, in each case, any (x) non-exclusive licenses or related services contracts for commercially available, technology or Intellectual Property that is not material to the Company or any of its Subsidiaries; (y) any licenses to Software and materials licensed as open-source, public-source or freeware; and (z) non-exclusive licenses authorizing limited use of brand materials or other Intellectual Property that are incidental to the primary purpose of the contract; or (iii) or any material settlement, co-existence, or covenant not to sue contract to which the Company or any of its Subsidiaries is a party that limits the Company's rights and ability to exploit the Company Intellectual Property (all such contracts that are, or are required to be, listed under clauses (i), (ii) or (iii) of this Section 3.14(d), the "IP Contracts").

(e)   As of the date hereof, to the knowledge of the Company, none of the Company's or its Subsidiaries' products and services or the operation of any of their businesses infringes or misappropriates, or has infringed or misappropriated, the Intellectual Property of any third person.

(f)   Neither the Company nor any of its Subsidiaries has received written notice from any third person alleging that the Company's or any of its Subsidiaries' products or services or the operation of any of their businesses infringes or misappropriates the Intellectual Property of any third person except as would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has made or asserted any written notice alleging infringement or misappropriation of any Company Intellectual Property or challenging the validity or enforceability of any Intellectual Property.

(g)   All of the current and former employees of the Company and its Subsidiaries who have contributed to or participated in the conception or development of any Company Intellectual Property have entered into proprietary rights agreements with the Company or a Subsidiary in which they have, subject to limitations of applicable Law, assigned or vested ownership of all their rights in such Intellectual Property to the Company or the Subsidiary and have agreed to confidentiality obligations. Neither the Company nor any of its Subsidiaries has been a member or promoter of, or contributor to, any industry standards body or similar organization that requires or obligates the Company or any of its Subsidiaries to grant or offer to any third party any license or right to any Company Intellectual Property. The Company and its Subsidiaries have taken reasonable steps to safeguard and maintain the secrecy of confidential or proprietary information that they wish to protect and of material third-party confidential information in the possession or under the control of, the Company or any of its Subsidiaries. Without limiting the foregoing, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has disclosed any material confidential or proprietary information that it intends to maintain as confidential to any other person unless such disclosure was under written non-disclosure agreement, except as would not reasonably be expected to have a Company Material Adverse Effect.

(h)   Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has disclosed, licensed, made available or delivered to any person any of the source code for any Software that is proprietary to and owned by Group Companies (the "Company Software") (except such a person that is an employee, contractor, third-party service provider or other agent obligated in writing to (i) maintain the confidentiality of, and not disclose, such source code and (ii) use such source code only in the provision of services to the Company or any of its Subsidiaries), and, as of the date hereof, no event has occurred that would legally or contractually require the Company or any of its Subsidiaries to do any of the foregoing.

(i)   Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have not used open source Software in any manner that, with respect to any Company Software, (i) requires its disclosure or distribution in source code form; (ii) requires the licensing thereof for the purpose of making derivative works; or (iii) imposes any restriction on the consideration to be charged for the distribution thereof, in each case in a manner that would cause a Company Material Adverse Effect. With respect to any open-source Software that is used by the Company or any of its Subsidiaries, the Company or the applicable Subsidiary is in material compliance with all applicable agreements with respect thereto.

(j)   The Company and its Subsidiaries use commercially reasonable methods and precautions designed to protect the confidentiality, integrity and security of the Systems from unauthorized Processing by any person, except where the failure to do so would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, the Systems are (i) free from any material viruses, worms, Trojan horses or malicious code and (ii) are functional and operate and run in a reasonable and efficient business manner.

Section 3.15   Privacy and Data Security

(a)   Except as would not reasonably be expected to have a Company Material Adverse Effect, each Group Company complies, and during the two years preceding the date hereof has complied, in all material respects, with all applicable Privacy Laws, applicable Privacy Policies and applicable contractual obligations of the Company and its Subsidiaries governing privacy, data protection, and data security with respect to the Processing of Personal Data by the Company and its Subsidiaries. There is no, and has not been any in the past two years, (i) Action of any nature pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to privacy, data protection or data security with respect to the Processing of Personal Data by the Company and its Subsidiaries; or (ii) written notice from any Governmental Authority of any actual or asserted non-compliance with any Law to which the Company or any of its Subsidiaries is subject relating to privacy, data protection or data security with respect to the Processing of Personal Data by the Company.

(b)   Except as would not reasonably be expected to have a Company Material Adverse Effect, the IT Assets of the Company and its Subsidiaries, including any portions thereof that are provided or operated by third party service providers, are reasonably adequate and sufficient to protect the privacy and confidentiality of all Personal Data and third party information in compliance with reasonable industry practices and all applicable Privacy Laws and agreements.

Section 3.16   <u>**Artificial Intelligence**</u>

(a)   Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have obtained all licenses, consents, and permissions, provided all notices and disclosures, and otherwise taken all steps, to the extent required under applicable Law, to collect and use: (i) all data, content, or materials used to develop, train, refine, test, or improve any AI Technology ("<u>Training Data</u>"); and (ii) all prompts and other data, content, or materials input, uploaded, or submitted to or through any AI Technology ("<u>AI Inputs</u>"), in each case in the conduct of the Company's and its Subsidiaries' businesses. To the knowledge of the Company, during the three (3) years preceding the date of this Agreement, the Company and its Subsidiaries have not used, or permitted any other person to use, any trade secrets or other confidential information of the Company or any of its Subsidiaries, or of any other person under an obligation of confidentiality by the Company or any of its Subsidiaries, as Training Data or AI Inputs with any AI Technology of any other Person.

(b)   Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have obtained all necessary licenses, regulatory approvals, and completed any required filings or registrations related to the use of Generative AI Tools, as required under applicable Law.

(c)   The Company and its Subsidiaries have not used (and, to the knowledge of the Company, no other person has used on behalf of the Company or any of its Subsidiaries) any Generative AI Tools in the development of any material Intellectual Property that the Company or any of its Subsidiaries intended to maintain as proprietary, including in the development of any Company AI Product or Company Intellectual Property, in a manner that would materially and adversely affect the Company's or any of its Subsidiaries' ownership or rights therein or the validity, registrability, copyrightability, or patentability thereof.

(d)   The Company and its Subsidiaries have implemented and complied with reasonable policies and procedures, consistent with industry standards, for the use of AI Technology in the conduct of the Company's and its Subsidiaries' businesses, except where the failure to do so would not reasonably be expected to have a Company Material Adverse Effect.

(e)   The Company and its Subsidiaries, and, to the Company's knowledge, all other persons acting for or on behalf of the Company or any of its Subsidiaries in connection with any Company AI Product, have complied, and now comply, with all: (i) use restrictions and other requirements of any license, consent, or other Contract, website terms of use or terms of service, or other terms relating to the use of AI Technology, Training Data, or AI Inputs in the conduct of the Company's and its Subsidiaries' businesses; and (ii) Laws applicable to the design, development, training, fine-tuning, implementation, deployment, provision, or use of any Company AI Product, except where non-compliance would not reasonably be expected to have a Company Material Adverse Effect.

(f)   Except as set forth in Section 3.16(f) of the Company Disclosure Schedule, there has been no notice, claim, demand, inquiry, audit, investigation, litigation, or other Action pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries relating to any Company AI Product or the Company's or any of its Subsidiaries' development or use of any AI Technology.

Section 3.17 **Taxes**

(a)   Each Group Company has filed all material Tax Returns and reports required to be filed by it and has paid and discharged all material Taxes required to be paid or discharged (whether or not reflected on a Tax Return), other than such payments as are being contested in good faith by appropriate proceedings. All such Tax Returns are true, accurate and complete in all material respects. No Tax authority or agency or other Governmental Authority has asserted or, to the knowledge of the Company, threatened to assert against any Group Company any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. As of the date hereof, there are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of any material Taxes against any Group Company.

(b)   As of the date hereof and to the knowledge of the Company, no claim has been made by any Governmental Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to material taxation by, or to any obligation to file any material Tax Return in, such jurisdiction.

(c)   No Group Company incorporated outside the PRC takes the position for tax purposes that it is a "resident enterprise" of the PRC and no Group Company is Tax resident or is required to file a Tax Return in any jurisdiction other than its jurisdiction of formation.

(d)   Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. To the knowledge of the Company, each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects at the time of its submission and none of such Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates contained any material misstatement or material omission that would have affected the granting of such Tax exemptions, holidays, deferrals, incentives or other preferential treatments or rebates. No suspension, revocation or cancellation of any Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates is pending or, to the knowledge of the Company, threatened. To the knowledge of the Company, the Transactions will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates and will not result in the claw-back or recapture of any such Tax exemptions, preferential treatments or rebates.

(e)   The Group Companies have complied in all material respects with all applicable Laws relating to (i) the withholding and payment over to the appropriate Governmental Authority of all Taxes required to be withheld by the Group Companies, and (ii) information reporting with respect to, any payment made or received by the Group Companies (including those relating to the individual income tax obligations of the employees of the Group Companies).

(f)   None of the shares, securities, equity interests, property or assets of the Group Companies are subject to Liens for any material Taxes (other than Liens for Taxes that are not yet due).

(g)   None of the Group Companies (i) is or has been treated as a "United States person" for U.S. income tax purposes within the meaning of Section 7701(a)(30) of the Code, (ii) is or has ever been engaged in a trade or business connected with the United States for purposes of Section 864 of the Code (or otherwise for U.S. income tax purposes), (iii) filed or was ever required to file any Tax Returns in the United States or any jurisdiction or subdivision thereof or (iv) filed any entity classification election for U.S. federal income tax purposes.

(h)   Each of the Group Companies is in possession of all material records and documentation it is obliged by applicable Law to hold, maintain, preserve, and/or retain for any Tax purpose.

Section 3.18   No Secured Creditors; Solvency

(a)   The Company has no secured creditors holding a fixed or floating security interest.

(b)   No Group Company has taken any steps to seek protection pursuant to any bankruptcy Law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. The Group Companies on a consolidated basis are not, as of the date hereof, Insolvent.

Section 3.19   Material Contracts

(a)   Subsections (i) through (xx) of Section 3.19(a) of the Company Disclosure Schedule set forth a true, correct and complete list of all of the following types of Contracts to which any Group Company is a party or any of the respective assets are bound as of the date hereof (such Contracts as are required to be set forth in Section 3.19(a) of the Company Disclosure Schedule being the "Material Contracts", and each, a "Material Contract"), and, other than this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by, nor are any of their respective assets bound by, any Material Contracts not listed in Section 3.19(a) of the Company Disclosure Schedule. The Company has made available to HoldCo correct and complete copies of all Material Contracts, including any amendments thereto.

(i)   any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)   any Contract relating to (A) the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement with any Group Companies, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries; (B) strategic cooperation or partnership arrangements, or (C) other similar agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by any Group Company, in each case from (A) to (C), other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries;

(iii)   any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any person other than a Group Company or any Contract relating to the making of any such loan, advance or investment, in each case, in an amount of over US$5,000,000;

(iv)   any Contract involving Indebtedness of the Company or any of its Subsidiaries in excess of US$5,000,000;

(v)   any Contract granting or evidencing a Lien on any material properties or assets of the Company or any of its Subsidiaries, other than a Permitted Encumbrances;

(vi)   any Contract for the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than US$2,000,000 (by merger, purchase or sale of assets or stock or otherwise) or pursuant to which the Company or any of its Subsidiaries has a continuing, indemnification, guarantee, "earn-out" or other contingent payment obligations;

(vii)   any Contracts relating to or in connection with any resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute in excess of US$500,000 in the aggregate or any injunctive or similar equitable obligations that impose material restrictions on the Company or any of its Subsidiaries;

(viii)   any employment or consulting Contract with any current or former (A) officer of the Company, (B) member of the Company Board, or (C) Company Employee providing for an annual base salary or payment in excess of US$300,000;

(ix)   any employee collective bargaining agreement or other Contract with any labor union;

(x) any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries (or, at any time after the consummation of the Merger, the Surviving Company or any of its Subsidiaries) (A) to engage in any line of business, (B) compete with any person or solicit any client or customer, or (C) operate in any geographical location;

(xi) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any person or assets with a purchase price in excess of US$200,000;

(xii) any Contract pursuant to which any other party has the right to terminate such Contract as a result of this Agreement or the consummation of the Transactions, including the Merger, where (A) such Contract requires any payment in excess of US$400,000 to be made by the Company and/or any of its Subsidiaries or (B) the value of the outstanding receivables due to the Company and/or its Subsidiaries under such Contract is in excess of US$200,000;

(xiii) any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guarantee by the Company or any of its Subsidiaries;

(xiv) any Contract that is material to the Company or any of its Subsidiaries providing for (A) a license, covenant not to sue or other right granted by any person under any Intellectual Property to the Company or any of its Subsidiaries, (B) a license, covenant not to sue or other right granted by the Company or any of its Subsidiaries to any person under any Intellectual Property, other than (w) agreements for off-the-shelf Software, (x) non-exclusive inbound licenses granted to the Company or any of its Subsidiaries on standard commercial terms in the ordinary course of business, (y) non-exclusive outbound licenses granted to customers on standard terms in the ordinary course of business, and (z) non-exclusive outbound licenses for open source software, (C) an indemnity of any person by the Company or any of its Subsidiaries against any charge of infringement, misappropriation, unauthorized use or violation of any Intellectual Property right, or (D) any royalty, fee or other amount payable by the Company or any of its Subsidiaries to any person by reason of the ownership, use, sale or disposition of Intellectual Property;

(xv) any Contract involves consideration or more than US$1,000,000 granting any right of first refusal, first offer, first negotiation or similar right;

(xvi) any Contract that obligates the Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis or that contains a "most favored nation" or similar covenant with any third party or upon consummation of the Merger will obligate Parent, HoldCo, the Surviving

Company, or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis or that contains a "most favored nation" or similar covenant with any third party;

(xvii) any Contract outside the ordinary course of business of the Company or not on arm's length terms between the Company or any of its Subsidiaries, on the one hand, and any Affiliate or other entity in which any Group Company has a direct or indirect equity interest, or director, or executive officer, or any person beneficially owning five percent (5%) or more of the outstanding Equity Securities of any Group Company or any of their respective Affiliates (other than the Group Companies), or Immediate Family Members or any of the respective Affiliates of such Immediate Family Members, on the other hand;

(xviii) any Contract which has not been covered by subsections (i) through (xvii) and involves consideration of more than US$500,000, in the aggregate, over the remaining term of such Contract;

(xix) any Contract with a Governmental Authority outside the ordinary course of business; or

(xx) any other Contract which could reasonably be expected to have a Company Material Adverse Effect.

(b)   Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception, (iii) no Group Company and, to the knowledge of the Company, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract; (iv) to the knowledge of the Company, no person intends to terminate or cancel any Material Contract; (v) no Group Company has received any written claim of default under any such Material Contract and, to the Company's knowledge, no fact or event exists that would give rise to any claim of default under any Material Contract; and (vi) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract.

Section 3.20 **Insurance**

Except as would not reasonably be expected to have a Company Material Adverse Effect, the Group Companies maintain policies of insurance covering the Company, the Subsidiaries of the Company or any of their respective directors, legal representatives, employees, properties or asserts, with reputable insurers in such amounts and covering such risks as are in compliance with applicable Laws and in accordance with prevailing industry practice for companies engaged in businesses similar to that of the Group Companies (taking into account the cost and availability of such insurance). All such policies are in full force and effect (with all premiums due and payable thereon having been paid in full) in all material respects and will not terminate or lapse by reason of this Agreement or the consummation of any of the Transactions and there is no material claim pending under any of such insurance policies. To the knowledge of the Company, no notice of cancellation or modification has been received by the Company with respect to any such insurance policy, and there is no existing default or event which, with or without due notice or lapse of time or both, would constitute a material default, by any insured thereunder. No Group Company has any reason to believe that it will not be able to renew its material existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

Section 3.21   Interested Party Transactions

The Company has disclosed in the Company SEC Reports each material transaction between a Group Company or any of its Subsidiaries, on the one hand, and any related party of the Company, on the other hand, entered into during fiscal years covered by such Company SEC Reports that is required to be disclosed by the Company in accordance with Item 7.B. of Form 20-F under the Exchange Act.

Section 3.22   Anti-Takeover Provisions

The Company is not party to a shareholder rights agreement, "poison pill" or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, "business combination," "fair price," "control share" or other similar Laws enacted under any Laws applicable to the Company, other than the Companies Act, (each, a "Takeover Statute") does not, and will not, apply to the Company, the Shares, this Agreement or the Transactions, including the Merger.

Section 3.23   Brokers

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.24   Control Documents

(a)   To the knowledge of the Company, each party to any of the Control Documents has full power and authority to enter into, execute and deliver such Control Document to which it is a party and each other agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Control Documents and to perform the obligations of such party thereunder. The execution and delivery by such party of each Control Document to which it is a party and the performance by such party of its obligations thereunder have been duly authorized by all requisite actions on the part of such party.

(b)   Except as would not reasonably be expected to have a Company Material Adverse Effect, the execution and delivery by each party named in each Control Document, and the performance by such party of its obligations thereunder and the consummation by it of the transactions contemplated therein shall not (i) result in any violation of, be in conflict with, or constitute a default under, with or without the passage of time or the giving of notice, any provision of its corporate documents as in effect, any applicable Law, or any contract to which any Group Company is a party or by which any

Group Company is bound in any material respect, (ii) accelerate, or constitute an event entitling any person to accelerate, the maturity of any material Indebtedness or other material liability of any Group Company or to increase the rate of interest presently in effect with respect to any material Indebtedness of any Group Company, or (iii) result in the creation of any Lien upon any of the properties or assets of any Group Company (other than the Liens created by virtue of the execution and delivery of such Control Document).

(c)	Except as would not reasonably be expected to have a Company Material Adverse Effect, all consent, approval, authorization or permit of, or filing with or notification to any Governmental Authority required under any applicable Laws in connection with the Control Documents have been made or unconditionally obtained in writing, and no such consent, approval, authorization, permit, filings or notifications has been withdrawn or is subject to any condition precedent, which has not been fulfilled or performed.

(d)	Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) each Control Document is duly executed and effective, in proper legal form under applicable PRC Law and constitutes a valid and legally binding obligation of the parties named therein enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) each Control Document is in full force and effect and no party to any Control Document is in breach or default in the performance or observance of any of the terms or provisions of such Control Document in any material respect, and (iii) none of the parties to any Control Document has sent or received any communication regarding termination of or intention not to renew any Control Document, and no such termination or non-renewal has been threatened by any of the parties thereto.

(e)	There have been no disputes, disagreements, claims or any legal proceedings of any nature, raised by any Governmental Authority or any other person, pending or, to the knowledge of the Company, threatened against or affecting any of the Controlled Entities and other Group Companies that (i) challenge the validity or enforceability of any part or all of the Control Documents, individually or taken as a whole, (ii) challenge the "variable interest entity" structure or the ownership structure as set forth in the Control Documents, (iii) claim any ownership, share, equity or interest in the Controlled Entities or other Group Companies, or claim any compensation for not being granted any ownership, share, equity or interest in the Controlled Entities or other Group Companies or (iv) claim any of the Control Documents or the ownership structure thereof or any arrangement or performance of or in accordance with the Control Documents was, is or will violate any PRC Laws.

**Section 3.25	No Additional Representations**

Except for the representations and warranties contained in this Article III, none of the Company, its Subsidiaries or any other person on behalf of any of the Company or its Subsidiaries makes any other express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Parent Parties or any of their respective Affiliates or Representatives, notwithstanding the delivery or disclosure to the Parent Parties or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of the Parent Parties acknowledges the foregoing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
THE PARENT PARTIES

Except as set forth in the correspondingly numbered section of the disclosure schedule, dated as of the date of this Agreement, delivered by the Parent Parties to, and accepted by, Company contemporaneously with the execution of this Agreement (the "Parent Parties Disclosure Schedule"), the Parent Parties hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01   Organization

(a)   Each of the Parent Parties is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and has the requisite corporate or similar power and authority and all the necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted and is qualified or licensed to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary.

(b)   Immediately prior to the Effective Time, Parent owns beneficially and of record all of the issued and outstanding share capital of HoldCo, and HoldCo owns beneficially and of record all of the issued and outstanding share capital of Merger Sub. Each of HoldCo and Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

Section 4.02   Authority

Each of the Parent Parties has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the transactions contemplated by this Agreement. The execution and delivery by each of the Parent Parties of this Agreement, the Plan of Merger and any other Transaction Document to which such Parent Party is a party, and the consummation by each of the Parent Parties of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of any of the Parent Parties are necessary to authorize this Agreement, the Plan of Merger or any other Transaction Document to which such Parent Party is a party, or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by each of the Parent Parties and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of the Parent Parties, enforceable against each of the Parent Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03   No Conflict; Required Filings and Consents

(a)   The execution, delivery and performance of this Agreement by each of the Parent Parties do not and will not (i) conflict with or violate the memorandum and articles

34

of association of any of the Parent Parties, (ii) assuming that all consents, approvals, authorizations and other actions described by clauses (i) through (v) of Section 4.03(b) have been obtained or made, conflict with or violate any Law applicable to any of the Parent Parties or by which any property or asset of any of the Parent Parties is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of any of the Parent Parties pursuant to, any Contract or obligation to which any of the Parent Parties is a party or by which any of the Parent Parties or any property or asset of any of the Parent Parties is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have, individually or in the aggregate, a material adverse effect on the ability of any of the Parent Parties to perform its obligations under this Agreement.

(b)   The execution, delivery, and performance of this Agreement by each of the Parent Parties do not, and the consummation by each of the Parent Parties of the transactions contemplated by this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) compliance with the rules and regulations of the applicable securities exchange or market, including the OTC Market, as relevant, (iii) the filing of the Plan of Merger and related documentation with the Registrar pursuant to the Companies Act and the publication of notification of the Merger in the Cayman Islands Gazette pursuant to the Companies Act, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to be made or obtained would not, individually or in the aggregate, have a material adverse effect on the ability of any of the Parent Parties to perform its obligations under this Agreement.

Section 4.04   Proxy Statement

The information furnished by each of the Parent Parties, in writing to the Company expressly for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders' Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger, by the shareholders of the Company shall not, (a) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to the shareholders of the Company or at the time of the Shareholders' Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, each of the Parent Parties makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.05   Absence of Litigation

As of the date hereof, there is no Action pending or, to the knowledge of Parent, threatened against any of the Parent Parties, nor is there any injunction, Order, judgment, ruling, or decree imposed upon any of the Parent Parties, in each case, by or before any Governmental Authority, that would, individually or in the aggregate, have a material adverse effect on the ability of any of the Parent Parties to perform its obligations under this Agreement.

Section 4.06 Brokers

No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any of the Parent Parties.

Section 4.07 Sufficiency of Funds

(a)   Parent has delivered to the Company true and complete copies of (i) a certain executed commitment letter from the financial institution named therein (as the same may be amended or modified pursuant to Section 6.07), (the "Debt Commitment Letter") (which, in each case, may be redacted as determined by Parent in its sole discretion, *provided* that such redactions do not affect the material terms of the Debt Financing), confirming its commitments, subject to the terms and conditions thereof, to provide or cause to be provided the debt amount set forth therein for the purpose of financing the Merger Consideration and any other amounts required to consummate the Transactions (the "Debt Financing"), (ii) the Equity Commitment Letters (together with the Debt Commitment Letter and/or, if applicable, the Alternative Financing Documents, the "Financing Documents") pursuant to which the Sponsor or its Affiliates named therein has committed to provide or cause to be provided the respective cash amounts set forth therein for the purpose of financing the Merger Consideration and any other amount requires to consummate the Transactions (the "Cash Equity Financing", and together with the Debt Financing (as amended or modified) and/or the Alternative Financing, collectively, the "Cash Financing") and (iii) the Support Agreement pursuant to which the Rollover Shareholders have committed to contribute to HoldCo, immediately prior to the Effective Time, the Rollover Shares (together with the Cash Financing, collectively, the "Financing"). The cash proceeds of the Financing shall be sufficient to finance and shall be used to, among others, finance the consummation of the Transactions.

(b)   As of the date hereof, (i) each of the Financing Documents is in full force and effect and is a legal, valid and binding obligation of the Parent Parties, subject to the Bankruptcy and Equity Exception, and (ii) none of the Financing Documents has been amended or modified in a manner that would prevent, materially delay or materially impede or impair the ability of Parent Parties to consummate the Transactions and no such amendment or modification is contemplated other than as permitted by Section 6.07, and the respective commitments contained in the Financing Documents have not been withdrawn or rescinded in any respect other than as permitted by Section 6.07. Assuming (A) the Cash Financing is funded in accordance with the Financing Documents and the transactions contemplated by the Support Agreement are consummated in accordance with the terms therein, and (B) the satisfaction of the conditions to the obligation of the Parent Parties to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, the Parent Parties will have available to them, as of the Effective Time, all funds necessary for the Parent Parties to pay (1) the Merger Consideration, and (2) any other amounts required to be paid by the Parent Parties in connection with the consummation of the

Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Documents contain all of the conditions precedent (or, where applicable, refer to customary conditions precedent for a transaction of the nature contemplated by the Financing Documents) to the obligations of the parties thereunder to make the Cash Financing available to the Parent Parties on the terms and conditions contained therein.

Section 4.08   Limited Guarantees

Each of the Limited Guarantees has been duly and validly executed and delivered by each Guarantor executing such Limited Guarantee and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Guarantor that executed it, enforceable against such Guarantor in accordance with the terms thereof subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Limited Guarantee.

Section 4.09   Ownership of Shares

As of the date hereof, other than Shares and awards held by the Supporting Shareholders, none of the Consortium Members nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of the Company, or any options, warrants or other rights to acquire Shares or other securities of the Company.

Section 4.10   Capitalization

As of the date of this Agreement, (a) the authorized share capital of Parent is US$50,000, consisting of 50,000 shares of par value of US$1.00 each, one of which is outstanding, and have been duly authorized, validly issued, fully paid and non-assessable; (b) the authorized share capital of HoldCo is US$50,000, consisting of 50,000 shares of par value of US$1.00 each, one of which is outstanding and have been duly authorized, validly issued, fully paid and non-assessable, all of the issued and outstanding share capital of HoldCo is owned by Parent; (c) the authorized share capital of Merger Sub is US$50,000, consisting of 50,000 shares of par value of US$1.00 each, one of which is outstanding and have been duly authorized, validly issued, fully paid and non-assessable, all of the issued and outstanding share capital of Merger Sub is owned by HoldCo.

Section 4.11   Parent Group Contracts

The Parent Parties have delivered to the Company and the Special Committee a true and complete copy of each of: (a) that certain consortium agreement, dated as of December 22, 2025, by and among the Trustbridge Partners VII, L.P and Cloopen Co., Ltd., (b) that certain interim investors agreement, dated as of the date hereof, by and among the Sponsors, the Management Party and the Parent Parties, (c) the Equity Commitment Letters, (d) the Limited Guarantees, and (e) the Support Agreement (each, a "Parent Group Contract" and collectively, the "Parent Group Contracts"), including all amendments thereto or modifications thereof.

Section 4.12   Independent Investigation.

The Parent Parties have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by the Parent Parties and their respective Affiliates and Representatives. Each of the Parent Parties acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, except in the case of fraud or willful misconduct, each of the Parent Parties acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except as expressly contemplated by the representations, warranties, covenants and agreements of the Company set forth in this Agreement or in any certificate delivered pursuant hereto). The Parent Parties further waive any claim relating to the sufficiency or adequacy of the information provided.

Section 4.13 No Reliance on Company Estimates.

The Company has made available to the Parent Parties, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of the Parent Parties acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Each of the Parent Parties further acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that the Parent Parties are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that, except in the case of fraud or willful misconduct, none of the Parent Parties is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and none of the Parent Parties shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 4.14 No Additional Representations

Except for the representations and warranties contained in this Article IV, none of the Parent Parties or any other person on behalf of any of the Parent Parties makes any other express or implied representation or warranty with respect to the Parent Parties or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V
CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01 Conduct of Business by the Company Pending the Merger

The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law or (y) expressly contemplated by this Agreement or the Plan of Merger, unless HoldCo shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the businesses of the Group Companies shall be conducted only in the ordinary course of business and in a manner consistent with past practice; and (ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the assets and the business organization of the Group Companies in all material respects, to keep available the services of the current key officers and key employees of the Group Companies and to maintain the current relationships of the Group Companies with existing partners, customers, suppliers and other persons with which any Group Companies has material business relations as of the date hereof.

Without limiting the generality of the foregoing paragraph, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) expressly contemplated by this Agreement or (z) set forth in Section 5.01 of the Company Disclosure Schedule, the Company shall not and shall not permit any other Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of HoldCo (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)   amend or otherwise change its memorandum and articles of association or equivalent organizational documents, except for amendments that are ministerial or administrative in nature within the ordinary course of business of the Group Companies and do not adversely affect the Parent Parties;

(b)   issue, sell, transfer, lease, sublease, license, pledge, dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise), grant or encumber or create or incur any Lien (other than Permitted Encumbrances), or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance or creation or incurrence of any Lien (other than Permitted Encumbrances) of, (i) any shares of any class or other equity interests of any Group Company or any options, warrants, convertible securities or other rights of any kind to acquire any shares of any class or other equity interests of any Group Company, (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$5,000,000, or (iii) any material Intellectual Property owned by or licensed to any Group Company, except in the ordinary course of business consistent with past practice;

(c)   declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from its wholly-owned Subsidiaries consistent with past practice);

(d)   (i) reclassify, combine, consolidate, split, or subdivide directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital; or (ii) purchase, repurchase, redeem, or otherwise acquire, or offer to purchase, repurchase, redeem, or otherwise acquire; directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital;

(e)   effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Group Company, or create any new Subsidiary (except for the formation of wholly owned Subsidiaries in the ordinary course of business), other than the Transactions;

(f) acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, directly or indirectly, any business, division, person, assets, securities or properties, in the aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$2,000,000 in the aggregate;

(g) make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of US$2,000,000 in the aggregate;

(h) incur, assume, refinance, alter, amend or modify any Indebtedness, or guarantee any Indebtedness, or issue any debt securities, except for (i) the incurrence, extension, renewal or guarantee of Indebtedness under any Group Company's existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness, (ii) not in an aggregate amount in excess of US$6,000,000, and (iii) intercompany Indebtedness between the Company and its wholly owned Subsidiaries;

(i) other than expenditures (or any obligations or liabilities in respect thereof) necessary to maintain assets in good repair consistent with the past practice, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$1,000,000 or capital expenditures which are, in the aggregate, in excess of US$2,000,000 for the Group Companies taken as a whole;

(j) except as required pursuant to any Company Employee Plan or this Agreement, (i) enter into any new employment or compensatory agreements (excluding the renewal of any such agreements), or terminate any such agreements, with any Employee of any Group Company other than the hiring or termination of employees with an aggregate annual compensation of less than US$300,000, (ii) grant or provide any severance or termination payments or benefits to any Employee of any Group Company, in each case, in excess of US$100,000, other than in accordance with applicable Law or pursuant to Contracts that are in force as of the date hereof, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any Employee of any Group Company except such increases or payments, in the aggregate, do not cause an increase in the labor costs of the Group Companies taken as a whole, by more than one percent (1%), (iv) establish, adopt, amend or terminate any Company Employee Plan or amend the terms of any outstanding awards, (v) take any action to accelerate the vesting or payment of compensation or benefits under the Company Employee Plan, or (vi) forgive any loans to any Employee of any Group Company;

(k) issue or grant any types of awards to any person under the Company Share Plans, except any issuance or grant to any person that shall be in the ordinary course of business consistent with past practice and pursuant to the terms of the Company Share Plans;

(l) make any changes with respect to financial accounting policies or procedures in any material respect, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in applicable statutory or regulatory accounting rules or GAAP;

(m)   enter into any Contract between a Group Company or any of its Subsidiaries, on the one hand, and any "related party" (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of any Group Company, one the other hand, in excess of US$700,000, except for Contracts solely between the Company and/or its wholly-owned Subsidiaries;

(n)   terminate or cancel, let lapse, or amend or modify (other than renewals in the ordinary course of business consistent with past practice) any insurance policies maintained by it, except, in each case;

(o)   enter into, amend, modify, consent to the termination of, or waive, release, compromise or assign any material rights or claims under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$500,000 or more or with a term longer than one (1) year which cannot be terminated without material surviving obligations or material penalty upon notice of thirty (30) days or less;

(p)   settle, release, waive or compromise any pending or threatened Action of or against any Group Company (i) for an amount in excess of US$500,000, (ii) that would impose any material restrictions on the business or operations of any Group Company, or (iii) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of any Group Company;

(q)   permit any material Intellectual Property owned by any Group Company to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay any required fees and Taxes required or advisable to maintain and protect its interest in each and every item of material Intellectual Property owned by any Group Company, or grant or license or transfer to any person any material Intellectual Property owned by any Group Company, except in the ordinary course of business consistent with past practice;

(r)   fail in any material respect to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(s)   enter into, or propose to enter into, any transaction involving any "earn-out" or similar payment payable by any Group Company, to any person, other than payments in the ordinary course of business;

(t)   engage in the conduct of any new line of business material to the Group Companies;

(u)   make or change any material Tax election, amend any material Tax Return, enter into any material closing agreement or seek any ruling from any Governmental Authority with respect to material Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy or Action with respect to Taxes, enter into any material Tax Sharing Agreement, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, materially change any method of Tax accounting or Tax accounting period, initiate any voluntary Tax disclosure to any Governmental Authority, or incur any material amount of Taxes outside of the ordinary course of business; or

(v)   announce an intention, enter into any formal or informal agreement or otherwise make a binding commitment, to do any of the foregoing.

Section 5.02   Compliance

During the period from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, the Company shall use its commercially reasonable efforts to ensure that each Group Company will conduct its business in compliance with all applicable Laws in all material respects, and obtain, make and maintain in effect, all material consents, approvals, authorizations or permits of, or filings with or notifications to, the relevant Governmental Authority or other person required in respect of the due and proper establishment and operations of such Group Company in accordance with applicable Laws.

Section 5.03   Conduct of Parties

Each Party agrees that, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, such Party shall not, and shall cause its Subsidiaries (if any) not to, intentionally take any action that would, or would reasonably be expected to, individually or in the aggregate, materially and adversely prevent, materially impede, interfere with, hinder or materially delay the Transactions or result in any of the conditions to effecting the Merger becoming incapable of being satisfied or have a Company Material Adverse Effect (in case of the Company).

Section 5.04   No Control of Other Party's Business

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give any of the Parent Parties, directly or indirectly, the right to control or direct the Company's or the Company's Subsidiaries' operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.


ARTICLE VI
ADDITIONAL AGREEMENTS


Section 6.01   Proxy Statement and Schedule 13E-3

(a)   As soon as reasonably practicable following the date of this Agreement, but in any event within twenty-one (21) days after the date hereof, the Company, with the assistance of the Parent Parties, shall prepare and cause to be filed with the SEC a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger, by the shareholders of the Company by the Requisite Company Vote including a notice convening the Shareholders' Meeting in accordance with the Company's articles of association (such proxy statement and notice, as amended or supplemented, being referred to herein as the "Proxy Statement"). Concurrently with the preparation of the Proxy Statement, the Company and the Parent Parties shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger, by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the "Schedule 13E-3"). The Parent Parties shall timely furnish the information as the Company may reasonably request in connection with such actions and preparation of the Proxy Statement and the Schedule 13E-3. Each of the Company and the Parent Parties shall use its reasonable best efforts to ensure that the Proxy Statement and the Schedule 13E-3 comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company and the Parent Parties shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent Parties shall use its reasonable best efforts to provide assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments (written or oral) from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify the Parent Parties and in any event within thirty-six (36) hours and shall provide the Parent Parties with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide the Parent Parties with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes proposed by Parent Parties. If at any time prior to the Shareholders' Meeting, any information relating to the Company, the Parent Parties or any of their respective Affiliates, officers or directors, is discovered by the Company or any of the Parent Parties that should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 so that the Proxy Statement and/or the Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company.

(b)   Each of the Parent Parties and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by the Parent Parties or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the shareholders and at the time of the Shareholders' Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Parent Parties and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such Party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to the Parent Parties or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; *provided*, that prior to such filing, the Company and HoldCo, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other Party and its Representatives a reasonable opportunity to comment thereon.

Section 6.02   Company Shareholders' Meeting

(a)   The Company shall establish a record date for determining shareholders of the Company entitled to vote at the Shareholders' Meeting (the "Record Date") in consultation with HoldCo and shall not change such Record Date or establish a different record date for the Shareholders' Meeting without the prior written consent of HoldCo, unless required to do so by applicable Law or the memorandum and articles of association of the Company; and in the event that the date of the Shareholders' Meeting as originally called is for any reason adjourned, postponed or otherwise delayed, the Company agrees that unless HoldCo shall have otherwise approved in writing, the Company shall implement such adjournment, postponement or other delay in such a way that the Company does not establish a new Record Date for the Shareholders' Meeting, as so adjourned, postponed or delayed, except as required by applicable Laws or the memorandum and articles of association of the Company. As soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 or that it is not reviewing the Schedule 13E-3 but in any event no later than fourteen (14) Business Days after such confirmation, the Company shall (i) mail or cause to be mailed the Proxy Statement to the shareholders (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the Record Date, which Shareholders' Meeting the Company shall duly convene and cause to occur as soon as reasonably practicable but in any event no later than forty (40) days following the mailing of the Proxy Statement, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger, and (ii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to Shares represented by ADSs (the "Record ADS Holders"), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Subject to Section 6.02(b), without the consent of HoldCo, the authorization and approval of this Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders' Meeting.

(b)   As soon as reasonably practicable but in any event no later than forty (40) days following the mailing of the Proxy Statement, the Company shall hold the Shareholders' Meeting. Subject to this Section 6.02 and Section 6.04, (i) the Company Board shall recommend to shareholders that they authorize and approve this Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger, and shall include such recommendation in the Proxy Statement, and (ii) the Company shall use its reasonable best efforts in accordance with applicable Law and the memorandum and articles of association of the Company to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger, and shall take all other action necessary or advisable to secure the Requisite Company Vote.

(c)   Notwithstanding Section 6.02(b), (i) the Company may, after consultation in good faith with HoldCo, and (ii) the Company shall, upon written request of HoldCo, in each case, adjourn or recommend the adjournment of the Shareholders' Meeting to its shareholders (A) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders within a reasonable amount of time in advance of the Shareholders' Meeting, (B) as otherwise required by applicable Law, or (C) if as of the time for which the Shareholders' Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders' Meeting. If the Shareholders' Meeting is adjourned, the Company shall convene and hold the Shareholders' Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence, *provided* that, the Company shall not recommend to its shareholders the adjournment of the Shareholders' Meeting to a date that is less than five (5) Business Days prior to the Termination Date.

(d)   HoldCo may request that the Company adjourn the Shareholders' Meeting for up to thirty (30) days (but in any event no later than five (5) Business Days prior to the Termination Date), (i) if as of the time for which the Shareholders' Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders' Meeting or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of HoldCo, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company's shareholders prior to the Shareholders' Meeting, in which event the Company shall, in each case, cause the Shareholders' Meeting to be adjourned upon mutual agreement by the Company and the HoldCo, each acting in good faith.

(e)   At the Shareholders' Meeting, the Parent Parties shall: (i) cause all of the Shares (if any) beneficially owned by the Parent Parties or with respect to which such Parent Party otherwise has, directly or indirectly, voting power to be represented at the Shareholders' Meeting for purposes of constituting a quorum necessary to conduct the business of the Shareholders' Meeting and to be voted in favor of the adoption of this Agreement and approval of the consummation of the Transactions, including the Merger, and (ii) use reasonable best efforts to cause all Shares beneficially owned by the Supporting Shareholders or with respect to which such Supporting Shareholder otherwise has, directly or indirectly, voting power to be represented at the Shareholders' Meeting for purposes of constituting a quorum necessary to conduct the business of the Shareholders' Meeting and to be voted in favor of the adoption of this Agreement and approval of the consummation of the

Transactions, including the Merger, in each case pursuant to the agreement of the Supporting Shareholders set forth in the Support Agreement.

Section 6.03   Access to Information

(a)   From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, the Company shall use its commercially reasonable efforts to (i) provide to the Parent Parties (and the Parent Parties' officers, directors, Affiliates, employees, accountants, consultants, financial and legal advisors, financing sources (including potential sources) providing Debt Financing of the Parent Parties and such other parties, collectively, "Representatives") reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to the Parent Parties and their Representatives such existing financial and operating data and other existing information as such persons may reasonably request, and (iii) instruct its and its Subsidiaries' employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with the Parent Parties and their Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)   Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to provide the Parent Parties or any of their Representatives with access to any books, records, documents or other information to the extent that (i) the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, work product doctrine or other applicable privilege which could not be reasonably remedied by use of common interest agreements or other methods to maintain such privilege, or (ii) the disclosure of such books, records, documents or other information is prohibited by applicable Law or Order.

(c)   All information provided or made available pursuant to this Section 6.03 to the Parent Parties or their Representatives shall be subject to the Confidentiality Agreements.

(d)   No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of the Company or any condition to the obligations of the Company.

Section 6.04   No Solicitation of Transactions; Change in Company Recommendation

(a)   Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except pursuant to Section 6.04(a), the Company agrees that neither it nor any of its Subsidiaries will, and that it will use commercially reasonable efforts to cause its and its Subsidiaries' Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate, or knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any written letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction or requiring the Company to abandon this Agreement or any of the Transactions, including the Merger, (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement), or (v) resolve, propose or agree, or authorize or permit any Representative of the Company or any of its Subsidiaries, to do any of the foregoing. The Company shall notify the Parent Parties as promptly as practicable, in writing, of (a) any proposal or offer regarding a Competing Transaction, or (b) any request for nonpublic information relating to the Company or any of its Subsidiaries by any person that informs the Company or any of its Subsidiaries that it is considering making, or has made, any proposal or offer regarding a Competing Transaction, or (c) any inquiry from any person seeking to have discussions or negotiations with the Company or any of its Subsidiaries relating to a possible proposal or offer regarding a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing copies of any written requests, inquires, proposals or offers, including proposed agreements, and (y) the identity of the party making such proposal or offer or request or inquiry or contact. The Company shall keep the Parent Parties informed, on a reasonably current basis of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide the Parent Parties with twenty-four (24) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company shall, and shall use commercially reasonable efforts to cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction and immediately revoke or withdraw access of any Third Party to any data room containing any nonpublic information concerning any Group Company and request, and use its commercially reasonable efforts to cause, all such Third Parties to promptly return or destroy all such nonpublic information. The Company shall not, and shall cause its Subsidiaries not, to enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement which prohibits the Company from providing such information to the Parent Parties.

(b)   Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction which was not obtained in violation of this Section 6.04, the Company and its Representatives may, with respect to such proposal or offer and acting only under the direction of the Special Committee:

(i)   provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be provided promptly to the Parent Parties for informational purposes (and in all events within twenty-four (24) hours)), *provided* that the Company shall concurrently make available to the Parent Parties any nonpublic material information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to the Parent Parties or their Representatives; and

(ii)   engage or participate in any discussions or negotiations with the person who has made such proposal or offer;

provided, that prior to taking any actions described in clause (i) or (ii) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be in breach of the fiduciary duties of the Company Board under applicable Law, and (C) provided written notice to the Parent Parties at least forty-eight (48) hours prior to taking any such action.

(c)   Neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw (or not continue to make), qualify or modify (or publicly propose to change, withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to the Parent Parties, the Company Recommendation, (B) fail to make the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof, *provided* that a customary "stop, look and listen" communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited, (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction, (F) fail to publicly reaffirm the Company Recommendation within ten (10) Business Days after any of the Parent Parties so requests in writing, or (G) take any action or make any statement inconsistent with the Company Recommendation (any of the foregoing, a "Change in the Company Recommendation"), or (ii) recommend, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than an Acceptable Confidentiality

Agreement entered into in compliance with Section 6.04(b) (an "Alternative Acquisition Agreement").

(d)   Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not withdrawn and which was not obtained in violation of Section 6.04 and the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be in breach of the directors' fiduciary duties under applicable Law, the Company Board may, upon the recommendation of the Special Committee, or the Special Committee may, (i) effect a Change in the Company Recommendation, and/or (ii) with respect to such Superior Proposal, authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and enter into an Alternative Acquisition Agreement, but in each case only if:

(i)   the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such proposal or offer; and

(ii)   each of the following obligations or conditions shall have been satisfied prior thereto:

(A)   the Company shall have provided at least four (4) Business Days' (the "Superior Proposal Notice Period") prior written notice to the Parent Parties (a "Notice of Superior Proposal") advising the Parent Parties that the Company Board has received a Superior Proposal, specifying material terms and conditions of such Superior Proposal (including an unredacted copy of the Superior Proposal and attaching to such notice the most current version of any proposed agreement for such Superior Proposal (which shall be promptly updated), together with any related documents, including financing documents, in each case to the extent provided by the relevant party in connection with the Superior Proposal), identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and the manner in which it intends (or may intend) to do so, it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation;

(B)   the Company shall have negotiated with and caused its financial and legal advisors to negotiate with the Parent Parties and their Representatives in good faith (to the extent the Parent Parties desire to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing, so that such proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal would cease to constitute a Superior Proposal;

(C)   the Company shall have permitted the Parent Parties and their Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement, the Financing and any adjustments with respect thereto (to the extent the Parent Parties desire to make such presentation); *provided* that any material modifications to a proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04; provided, further, that with respect to such new Superior Proposal, the Superior Proposal Notice Period shall be deemed to be a three (3)-Business-Day period rather than the four (4)-Business-Day period first described above (it being understood that there may be multiple extensions); and

(D)   following the end of such four (4)-Business-Day period or three (3)-Business-Day period (as applicable), the Company Board shall have determined, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), after taking into account any changes to this Agreement and the Financing proposed by the Parent Parties in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e)   None of the Company, the Company Board or any committee of the Company Board shall enter into any Contract with any Third Party to limit or not to give prior notice to the Parent Parties of its intention to effect a Change in the Company Recommendation.

(f)   Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); *provided* that any such disclosure (other than a "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or the Special Committee, as applicable, has received and is currently evaluating such Competing Transaction) that is not an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the Transactions shall be deemed to be a Change in the Company Recommendation, or (ii) making any "stop-look-and-listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(g)   From the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if an Intervening Event has occurred and the Company Board determines, in its good faith judgement upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that failure to make a Change in the Company Recommendation with respect to such Intervening Event would be in breach of the directors' fiduciary duties under applicable Law, the Company Board may, upon the recommendation of the Special Committee, or the Special Committee may, (i) effect a Change in the Company Recommendation, and (ii) with respect to such Intervening Event, concurrently authorize the Company to terminate this Agreement in accordance with Section 8.03(d), but in each case only if:

(i)   the Company shall have provided at least four (4) Business Days' prior written notice to the Parent Parties advising the Parent Parties that the Company Board intends to effect a Change in the Company Recommendation and concurrently authorize the Company to terminate this Agreement in accordance with Section 8.03(d) in connection with such Intervening Event, which notice shall specify the nature and facts of such Intervening Event in reasonable detail;

(ii)   after providing such notice under Section 6.04(g)(i), and prior to the Company Board making such Change in the Company Recommendation and concurrently authorizing the Company to terminate this Agreement in accordance with Section 8.03(d) in connection with such Intervening Event, the Company shall have negotiated with and caused its financial and legal advisors to negotiate in good faith with the Parent Parties and their Representatives during such four (4) Business Days' period (to the extent the Parent Parties desire to negotiate) to make such revisions to the terms of this Agreement and the Financing in a manner that obviates the need for such Change in the Company Recommendation in connection with such Intervening Event or so that the failure to effect a Change of Recommendation in connection with such Intervening Event would no longer be in breach of the directors' fiduciary duties under applicable Law;

(iii)   the Company shall have permitted the Parent Parties and their Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement, the Financing and any adjustments with respect thereto (to the extent the Parent Parties desire to make such presentation); and

(iv)   following the end of such four (4) Business-Day period, the Company Board shall have determined, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), after taking into account any changes to this Agreement and the Financing proposed by the Parent Parties in response to such notice under Section 6.04(g)(i), that failure to make a Change of Recommendation with respect to such Intervening Event would still be in breach of the directors' fiduciary duties under applicable Law.

Section 6.05   Directors' and Officers' Indemnification and Insurance

(a)   The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and the Surviving Company and HoldCo shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)   The Surviving Company shall, and HoldCo shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors' and officers' liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the "Indemnified Parties") on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; *provided*, *however*, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company's current policies; *provided, further, that* in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the "Maximum Annual Premium"), and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In lieu of maintaining the directors' and officers' liability insurance policies contemplated by this Section 6.05(b), the Company may and, at HoldCo's request, the Company shall, purchase a six (6)-year "tail" prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors' and officers' liability insurance maintained by the Company so long as the annual cost of such policy does not exceed the Maximum Annual Premium. If such "tail" prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and HoldCo shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of HoldCo or the Surviving Company under this Section 6.05(b) shall terminate.

(c)   Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply, and HoldCo shall cause the Surviving Company to comply, with all of the Company's obligations, and each of the Surviving Company and HoldCo shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all actual costs or expenses (including reasonable attorneys' fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative ("Damages"), arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company's or such Subsidiaries' respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to HoldCo prior to the date hereof) and to the fullest extent permitted by the Companies Act or any other applicable Law, provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons' official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d)   In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.05.

(e)   Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06   **Notification of Certain Matters**

Subject to applicable Law and the terms and conditions of this Agreement, each of the Company and HoldCo shall promptly notify the other in writing of:

(a)   any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)   any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)   any Actions commenced or, to the knowledge of the Company or the knowledge of HoldCo, threatened against the Company or any of its Subsidiaries or any of the Parent Parties, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such Party's representations and warranties contained herein, or that relate to such Party's ability to consummate the Transactions; and

(d)   a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of such Party having occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; *provided* that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice; *provided further*, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.07   Financing

(a)   Subject to the terms and conditions of this Agreement, each of the Parent Parties shall use its reasonable best efforts to (i) obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter or on other terms and conditions not less favorable to Parent than those described in the Debt Commitment Letter (in each case, as may be reasonably determined solely by Parent), (ii) maintain in effect the Debt Commitment Letter until the Transactions are consummated, and (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Debt Commitment Letter applicable to Parent that are within its control; *provided* that the Parent Parties may amend or modify the Debt Commitment Letter, and/or elect to replace all or any portion of the Debt Financing or increase the amount of debt financing to be obtained with alternative debt financing (the "Alternative Financing"), in each case so long as (A) the aggregate proceeds of the Cash Financing will be sufficient for the Parent Parties to pay the Merger Consideration and (B) such amendment or modification or the Alternative Financing would not prevent, materially delay or materially impede or impair the ability of Parent Parties to consummate the Transactions. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources have committed to provide the Alternative Financing (the "Alternative Financing Documents") (except for customary engagement and fee letters) as promptly as practicable after execution thereof. In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter and to the extent is not replaced by the Alternative Financing, Parent shall promptly notify the Company.

(b)   Notwithstanding anything to the contrary contained in this Agreement, nothing contained in Section 6.07(a) shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to pay any fees in excess of, or agree to "market flex" provisions less favorable to Parent or the Surviving Company (or any of their Affiliates) than, those contemplated by the Debt Commitment Letter and/or, if applicable, the Alternative Financing Documents (in each case, whether to secure waiver of any conditions contained therein or otherwise).

(c)   Subject to applicable Law and the terms and conditions of this Agreement, Parent agrees not to amend, modify or waive any provision of the Financing Documents, if such amendment, modification or waiver reduces (or would reduce) the aggregate amount of the Cash Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Cash Financing in a manner that would be expected to prevent or materially delay the ability of the Company, the Parent Parties to consummate the Transactions or otherwise adversely impact the ability of the Parent Parties to enforce its rights against the other parties to the Financing Documents. Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any provision of, or termination by any party to, the Financing Documents or (ii) upon the receipt of any written notice from any person with respect to any threatened breach or threatened termination of the Financing Documents.

(d) The Company agrees to use its commercially reasonable efforts to provide, and to cause each of its Subsidiaries and each of their respective Representatives to provide to Parent, all reasonable cooperation as may be requested by Parent or its Representatives in connection with the Debt Financing and/or Alternative Financing and the Transactions, including:

(i) participation in meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company or its Subsidiaries with Representatives of Parent and any sources or prospective sources of the Debt Financing and/or Alternative Financing;

(ii) assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations, other marketing documents and similar documents reasonably requested by Parent or its Representatives in connection with the Debt Financing and/or Alternative Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and/or Alternative Financing and delivery of one or more customary representation letters);

(iii) as promptly as practicable, furnishing Parent and any sources or prospective sources of the Debt Financing and/or Alternative Financing with financial and other pertinent information (including without limitation, certifying in writing by an authorized representative of the Company, the allocation of the Available Cash between retained earnings of the relevant Subsidiaries of the Company and other cash) regarding the Company and its Subsidiaries as may be reasonably requested by Parent or any sources or prospective sources of the Debt Financing and/or Alternative Financing and is reasonably available to the Company (the "Required Information") and using commercially reasonable efforts to cause the Company's independent accountants to provide assistance and cooperation in connection therewith to Parent and any sources or prospective sources of the Debt Financing and/or Alternative Financing;

(iv) reasonably cooperating with advisors, consultants and accountants of Parent or any sources or prospective sources of the Debt Financing and/or Alternative Financing with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values;

(v) assisting in the preparation of one or more credit agreements, note purchase agreements, indentures and/or other instruments, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be requested by Parent and otherwise facilitating the pledging of collateral;

(vi)   (A) to the extent necessary in connection with the Debt Financing and/or Alternative Financing and not prohibited by applicable Laws, facilitating the granting of guaranty, security or pledging of collateral and (B) executing and delivering any guaranty, pledge and security documents, commitment letters, certificates and other definitive financing documents (the "Definitive Debt Documents");

(vii)   taking all actions reasonably necessary to (A) permit prospective sources of the Debt Financing and/or Alternative Financing to evaluate the Company's or any of its Subsidiaries' current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, *provided* that the information provided in connection therewith to such prospective sources shall be subject to the terms of the Confidentiality Agreements, and (B) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, including over Available Cash; in each case of (A) and (B) in this paragraph, subject to the prior written consent of the Company;

(viii)   furnishing Parent and its Representatives, as well as any prospective sources of the Debt Financing and/or Alternative Financing, promptly (and in any event at least five (5) Business Days prior to the Closing) with all documentation and other information required with respect to the Debt Financing and/or Alternative Financing under applicable "know your customer" and anti-money laundering rules and regulations, *provided* that the information provided to such prospective sources shall be subject to the terms of the Confidentiality Agreements;

(ix)   using commercially reasonable efforts to obtain any necessary rating agencies' confirmation or approval of the Debt Financing and/or Alternative Financing; and

(x)   taking all corporate actions reasonably necessary to permit the consummation of the Debt Financing and/or Alternative Financing, including the execution and delivery of any other certificates, instruments or documents and using reasonable best efforts to obtain consents and legal opinions contemplated by the Debt Financing and/or Alternative Financing or otherwise reasonably requested by Parent and to permit the proceeds thereof to be made available at Closing to consummate the Transactions.

(e)   The Company hereby consents to the use of its and its Subsidiaries' logos in connection with the Debt Financing and/or Alternative Financing.

(f)   Parent shall, upon the valid termination of this Agreement in accordance with its terms, upon written request by the Company, reimburse the Company for reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with any cooperation provided pursuant to this Section 6.07. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all direct liabilities or direct losses suffered or incurred by any of them in connection with the arrangement of the Debt Financing, or if applicable, the Alternative Financing, and any information used in connection therewith (except with respect to any information provided by or on behalf of the Company or any of its Subsidiaries), except in the event such liabilities or losses arose out of or result from the fraud or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives.

Section 6.08   Further Action; Reasonable Best Efforts

(a)   Upon the terms and subject to the conditions of this Agreement, each of the Parties and their respective Representatives shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other Parties in exchanging such information and providing such assistance as the other Parties may reasonably request in connection therewith (including (A) notifying the other Parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions or otherwise relating to the consummation of the Transactions, (B) obtaining consent (such consent not to be unreasonably withheld, conditioned or delayed) from the other Parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, *provided* that to the extent any such filings or submissions are expressly requested by a Governmental Authority, no consent from the other Parties shall be required, (C) providing the other Parties with a reasonable period of time to review in advance and comment on, and consulting with the other Parties with respect to, any proposed filing, submission or communication (whether verbal or written) by such Party to any Governmental Authority, and considering in good faith all additions, deletions or changes reasonably proposed by the other Parties, and (D) giving the other Parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) cooperate with the other Parties and, subject to Section 6.08(c) use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions as soon as reasonably practicable.

(b)   In furtherance and not in limitation of the covenants of the Parties contained herein and subject to Section 6.08(c), if any objections are asserted with respect to the Transactions under any Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the Transactions as violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of HoldCo and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Transactions.

(c)   Notwithstanding anything herein to the contrary, none of the Group Companies, Parent Parties or any of their respective Affiliates or Representatives shall be required to take or refrain from taking, any action, or to permitting or suffering to exist any restriction, condition, limitation or requirement which, individually or together with all other such actions, restrictions, conditions, limitations or requirements would require any Group Company, Consortium Member, or any of their respective Affiliates to commit to or effect, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divesture or disposition of such of their respective or any of their respective Affiliates' or portfolio companies' assets, properties or businesses, or accept any prohibition or limitation on the ownership or operation of, or any arrangement that would apply to, any of their respective or any of their respective Affiliates' or portfolio companies' assets, properties or businesses.

(d) Each Party shall, upon request by any other Party, furnish such other Party with all information concerning itself, its Subsidiaries (if applicable), directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of the Parent Parties, the Company or any of their respective Subsidiaries (if applicable) to any Third Party and/or any Governmental Authority in connection with the Transactions.

(e) Each Party shall use its reasonable best efforts to provide (or shall cause its Affiliates to provide) any notices required by any third parties (other than Governmental Authorities) in respect of the Transactions, and use, and cause its Affiliates to use, reasonable best efforts to obtain any third-party consents (other than from Governmental Authorities) necessary or required to consummate the Transactions, including the third-party notices and consents listed on Section 6.08(e) of the Company Disclosure Schedule or on Section 6.08(e) of the Parent Parties Disclosure Schedule.

Section 6.09   Participation in Litigation

Prior to the Effective Time, HoldCo shall give prompt notice to the Company, and the Company shall give prompt notice to HoldCo, of any Actions commenced or, to the knowledge of the Company on the one hand and the knowledge of HoldCo on the other hand, threatened against such Party or its directors which relate to this Agreement and the Transactions. Each of the Company and HoldCo shall give the other Party the opportunity to participate in the defense or settlement of any shareholder Action against the such Party and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled without the other Party's prior written consent.

Section 6.10   Resignations

To the extent requested by HoldCo in writing at least five (5) Business Days prior to Closing, the Company shall cause to be delivered to HoldCo on the Closing Date duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by HoldCo, which shall include a waiver of any claims against any Group Company.

Section 6.11   Public Announcements

The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and HoldCo. At any time prior to termination of this Agreement pursuant to Article VIII, HoldCo and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of OTC Market, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to obtaining the consent (not to be unreasonably withheld) of such other Party.

Section 6.12   OTC Removal

The Company shall cooperate with HoldCo and take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of OTC Market to enable the removal of the quotation of the Shares and ADSs from OTC Market and the deregistration of the Shares and ADSs under the Exchange Act as promptly as reasonably practicable after the Effective Time.

Section 6.13   Takeover Statutes

If any Takeover Statute is or may become applicable to any of the Transactions, the Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.14   Available Cash

The Company shall use commercially reasonable efforts to take, or cause to be taken, and cause each Group Company to take, all actions and to do, or cause to be done (in each case, subject to applicable Laws), all things reasonably necessary to seek to ensure that immediately prior to and at the Effective Time, the aggregate amount of Available Cash shall equal or exceed the Available Cash Amount.

Section 6.15   SAFE Registration

The Company shall as soon as reasonably practicable after the date hereof, (a) use its commercially reasonable efforts to assist in the preparation of applications to SAFE by any shareholders of the Company who are PRC residents for the registration of their respective holdings of Shares (whether directly or indirectly) in accordance with the requirements of applicable SAFE Rules and Regulations, including by promptly providing such shareholders with such information relating to the Group Companies as is required for such application, in each case to the extent such registration was not previously completed, (b) cause its PRC Subsidiaries (to the extent applicable) to comply with the requirements of such SAFE Rules and Regulations, and (c) cause the domestic agency which is entrusted by the Company Group for administration and management of the Company Share Plans for the benefit of the employees of the Company Group who are PRC residents to apply for the foreign exchange deregistration in respect of such Company Share Plans with SAFE upon the termination thereof in accordance with applicable SAFE Rules and Regulations.

Section 6.16   Indirect Capital Gains Tax

The Parties shall cooperate in good faith to determine whether any Indirect Capital Gains Tax will apply to the Transactions and, if necessary, make any required Tax filings in connection with the foregoing.

Section 6.17   Actions Taken at Direction of the Parent Parties

Notwithstanding anything herein to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, under Article III, Article V or this Article VI, if the alleged breach directly results from an action or inaction by the Company that is not required by this Agreement and was specifically directed or approved by the Parent Parties in writing, regardless of whether there is any approval by or direction from the Company Board or the Special Committee.

ARTICLE VII
CLOSING CONDITIONS

Section 7.01   Conditions to the Obligations of Each Party

The respective obligations of each Party to consummate the Merger are subject to the satisfaction or waiver in writing in whole or in part by the Parent Parties and the Company (where permissible under applicable Law) of the following conditions at or prior to the Closing Date:

(a)   Shareholder Approval.   This Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger, shall have been authorized and approved by shareholders constituting the Requisite Company Vote at the Shareholders' Meeting in accordance with the Companies Act and the Company's memorandum and articles of association.

(b)   No Injunction.   No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (collectively, the "Orders", and each, an "Order"), whether temporary, preliminary or permanent, which is then in effect or is pending or threatened, that has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

Section 7.02   Additional Conditions to the Obligations of the Parent Parties

The obligations of the Parent Parties to consummate the Merger are subject to the satisfaction or waiver in writing by HoldCo (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)   Representations and Warranties.   (i) Other than the representations and warranties of the Company contained in Section 3.01, Section 3.03, Section 3.04, Section 3.06(a), Section 3.09(a), Section 3.22, Section 3.23 and Section 3.24, the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to "materiality," "Company Material Adverse Effect" or any similar standard or qualification set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not, and would not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.01, Section 3.04, Section 3.06(a), Section 3.09(a), Section 3.22, Section 3.23 and Section 3.24 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) the representations and warranties set forth in Section 3.03 shall be true and correct in all respects (except for *de minimis* inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)   Agreements and Covenants.   The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)   Officer Certificate.   HoldCo will have received a certificate, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b), and Section 7.02(d).

(d)   No Company Material Adverse Effect.   Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e)   Available Cash. The aggregate amount of Available Cash immediately prior to the Closing shall be equal to or exceed the Available Cash Amount and the Company shall have delivered to HoldCo written evidence thereof in form and substance reasonably satisfactory to HoldCo prior to the Closing Date in accordance with the requirements under the Definitive Debt Documents.

Section 7.03   Additional Conditions to the Obligations of the Company

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver in writing by the Company of the following additional conditions at or prior to the Closing Date:

(a)   Representations and Warranties.   (i) Other than the representations and warranties of the Parent Parties contained in Section 4.01, Section 4.06 and Section 4.10, the representations and warranties of the Parent Parties set forth in Article IV of this Agreement shall be true and correct (without giving effect to any qualification as to "materiality" or similar standard or qualification set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Parent Parties to be so true and correct would not have, individually or in the aggregate, a material adverse effect on the ability of any of the Parent Parties to perform its obligations under this Agreement, (ii) the representations and warranties set forth in Section 4.01 and Section 4.06 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) the representations and warranties set forth in Section 4.10 shall be true and correct in all respects (except for *de minimis* inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)   <u>Agreements and Covenants</u>.   The Parent Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)   <u>Officer's Certificate</u>.   The Company will have received a certificate, signed by an officer of HoldCo, certifying as to the matters set forth in Section 7.03(a) and Section 7.03(b).

Section 7.04   Frustration of Closing Conditions

Prior to the Termination Date, none of the Company or the Parent Parties may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party's failure to act in good faith to comply with this Agreement and consummate the Transactions.


ARTICLE VIII
TERMINATION


Section 8.01   Termination by Mutual Consent

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of HoldCo and the Company with the approval of their respective boards of directors (or in the case of the Company, acting upon the recommendation of the Special Committee).

Section 8.02   Termination by Either the Company or HoldCo

This Agreement may be terminated by either the Company (acting upon the recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)   the Effective Time shall not have occurred on or before the date that is nine (9) months after the date of this Agreement (the "<u>Termination Date</u>"); provided that neither the Company nor the Parent may terminate this Agreement pursuant to this Section 8.02(a) if it is in material breach of any of its obligations hereunder and such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Closing set forth in Article VII prior to the Termination Date, or (ii) the failure of the Closing to have occurred prior to the Termination Date;

(b)   any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order or Law, or taken any other final and non-appealable action, which has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or (c)　the Requisite Company Vote shall not have been obtained at the Shareholders' Meeting duly convened therefor and concluded or at any adjournment thereof;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any Party whose failure to fulfill any of its obligations under this Agreement has been a primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03　Termination by the Company

This Agreement may be terminated by the Company (acting upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)　a breach of any representation, warranty, agreement or covenant of the Parent Parties set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date, and (ii) is incapable of being cured or, if capable of being cured, is not cured by any of the Parent Parties within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than thirty (30) days from the date of receipt of such notice, by the Termination Date); *provided* that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representation, warranty, agreement or covenant of the Company hereunder that could give rise to the failure of a condition set forth in Section 7.01, Section 7.02(a) or Section 7.02(b);

(b)　(i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to HoldCo an irrevocable written notice confirming that all of the conditions set forth in Section 7.03 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied (or that the Company is willing to waive any unsatisfied conditions set forth in Section 7.03) and that it is ready, willing and able to consummate the Closing, and (iii) the Parent Parties fail to complete the Closing within ten (10) Business Days following the later of (x) the date on which the Closing should have occurred pursuant to Section 1.02 and (y) the date on which the foregoing notice is delivered to HoldCo; or

(c)　prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting upon recommendation of the Special Committee) or the Special Committee (acting upon majority vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); *provided* that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied with the requirements of Section 6.04 with respect to such Superior Proposal and/or Alternative Acquisition Agreement and (B) complied with Section 8.06 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c), and any purported termination pursuant to this Section 8.03(c) shall be void and of no force or effect if the Company shall not have paid, or does not concurrently pay, the Company Termination Fee in full in accordance with this Section 8.03(c) and Section 8.06; or

(d)   prior to the receipt of the Requisite Company Vote, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee (acting upon majority vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate this Agreement in connection with an Intervening Event pursuant to Section 6.04(g); *provided* that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(d) unless the Company has (i) complied with the requirements of Section 6.04 with respect to such Intervening Event, and (ii) complied with Section 8.06 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(d), and any purported termination pursuant to this Section 8.03(d) shall be void and of no force or effect if the Company shall not have paid, or does not concurrently pay, the Company Termination Fee in full in accordance with this Section 8.03(d) and Section 8.06.

Section 8.04   Termination by HoldCo

This Agreement may be terminated by HoldCo at any time prior to the Effective Time, if:

(a)   a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from HoldCo (or, if the Termination Date is less than thirty (30) days from the date of receipt of such notice, by the Termination Date); *provided* that HoldCo shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if HoldCo is then in material breach of any representation, warranty or covenant of HoldCo hereunder that would give rise to the failure of a condition set forth in Section 7.01, Section 7.03(a) or Section 7.03(b); or

(b)   The Company Board (upon the recommendation of the Special Committee) shall have effected a Change in the Company Recommendation.

Section 8.05   Effect of Termination

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party (or any Representative of such Party); except: (a) with respect to Section 6.03(c), Section 6.07(f), Section 6.11, Article VIII and Article IX (and any related definitions contained in any such Sections or Article), which shall remain in full force and effect; and (b) with respect to any liabilities or damages incurred or suffered by a party or parties hereto, to the extent such liabilities or damages were the result of fraud or the breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.

Section 8.06   Termination Fee and Expenses

(a)   In the event that:

(i)   this Agreement is terminated by the Company pursuant to Section 8.03(c) or Section 8.03(d); or

(ii)   this Agreement is terminated by HoldCo pursuant to Section 8.04,

then the Company shall pay, or cause to be paid, to HoldCo or its designees: an amount equal to US$1,601,160 (the "Company Termination Fee"), plus, HoldCo's reasonable costs and expenses actually incurred by HoldCo (including reasonable fees and expenses of counsel) on or prior to the termination of this Agreement, by wire transfer of same day funds as promptly as possible (but in any event (1) prior to or concurrently with the termination of this Agreement in case of a termination pursuant to clause (ii) above, or (2) within five (5) Business Days after such termination in the case of a termination referred to in clause (iii) above); it being understood that: (i) the right to receive the Company Termination Fee and/or any expense reimbursement under this Agreement shall not limit or otherwise affect the right of any of the Parent Parties' right to specific performance as provided in Section 9.08; (ii) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)   In the event that this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), HoldCo shall pay, or cause to be paid, to the Company: an amount equal to US$3,202,319 (the "Parent Termination Fee") plus, Company's reasonable costs and expenses actually incurred by Company (including reasonable fees and expenses of counsel) on or prior to the termination of this Agreement, by wire transfer of same day funds as promptly as possible (but in any event within five (5) Business Days following such termination); it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)   All expenses incurred in connection with this Agreement and the Transactions (except as otherwise expressly set forth in Section 6.07(f), Section 8.06(a), and Section 8.06(d)) shall be paid by the Party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

(d)   In the event that the Company fails to pay the Company Termination Fee or the HoldCo fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or the HoldCo, as applicable, shall accrue the interest on such unpaid Company Termination Fee or such unpaid Parent Termination Fee, as applicable, commencing on the date that the Company Termination Fee or the Parent Termination Fee, as applicable, became due, at the reference rate as reported in the FR 2420 Report of Selected Money Market Rates and published on the website of the Federal Reserve Bank of New York in effect on such date (or, if no such rate is reported on such date, the most recently published reference rate prior thereto).

(e)   Each of the Company and HoldCo acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate HoldCo or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the Parties would not have entered into this Agreement.

(f)

(i)   Subject to Section 9.08, the Equity Commitment Letters, the Debt Commitment Letter and the Limited Guarantees, in the event that HoldCo fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fails to perform its obligations hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company's right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and costs and expenses under Section 6.07(f) and the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (A) the Consortium Members, the Guarantors, the Rollover Shareholders, the Sponsors and their respective Affiliates, (B) any former, current and future direct or indirect holders of any equity, general or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, stockholders, successors or assignees of any Consortium Member, Guarantor, Rollover Shareholder or Sponsor or any of their respective Affiliates, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to any Consortium Member, Guarantor, Rollover Shareholder or Sponsor or any of their respective Affiliates, or (D) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, stockholders, successors or assignees of any of the foregoing (clauses (A) through (D) of this Section 8.06(f), collectively, the "Parent Group"), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither the Parent Parties nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Support Agreement, the Limited Guarantees and the Debt Commitment Letter) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and the costs and expenses pursuant to Section 6.07(f), and in no event shall any Group Company, any direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the "Company Group") seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Support Agreement, the Limited Guarantees and the Debt Commitment Letter), other than (without duplication) from Parent to the extent provided in Section 6.07(f) and from HoldCo to the extent provided in Section 8.06(b), or a Guarantor to the extent provided in the relevant Limited Guarantee.

(ii)   Subject to Section 9.08, HoldCo's right to terminate this Agreement and receive payment from the Company of the Company Termination Fee pursuant to Section 8.06(a) and costs and expenses under Section 8.06(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against (A) any member of the Company Group, (B) any former, current and future direct or indirect holders of any equity, general or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, stockholders, successors or assignees of any Group Company or any of their respective Affiliates, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to any Group Company or any of their respective Affiliates, or (D) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, stockholders, successors or assignees of any of the foregoing (clauses (A) through (D) of this Section 8.06(f)(ii), collectively, the "Company Party Group") for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated. Neither the Company Party Group nor any other member of the Company Party Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses under Section 8.06(d), and in no event shall any of the Parent Parties or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Party Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d). While the Parent Group may pursue both (A) a grant of specific performance under Section 9.08 and (B) seek payment of the Company Termination Fee pursuant to Section 8.06(a) and reimbursement and interest pursuant to Section 8.06(d), under no circumstances shall any Parent Party be permitted or entitled to receive both a grant of specific performance that results in the consummation of the Transactions and payment of the Company Termination Fee and reimbursement and interest in connection with the termination of this Agreement. Notwithstanding anything to the contrary herein and for the avoidance of doubt, none of the foregoing in this Section 8.06 shall in any way restrict the right of any of the Parent Parties to equitable relief pursuant to Section 9.08.

(iii)   Notwithstanding anything to the contrary in this Agreement, the Financing Documents, the Limited Guarantees, the Support Agreement or any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder (each, a "Transaction Document" and collectively, the "Transaction Documents"), but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Parent Group or the Company Party Group collectively, as applicable (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) (A) under this Agreement, the Plan of Merger or any other Transaction Document, (B) in connection with the failure of the Merger (including the Financing) or the other transactions contemplated hereunder or under the Transaction Documents to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement, the Plan of Merger or any other Transaction Document, will not exceed under any circumstances, in the case of the Parent Group, an amount equal to (1) the Parent Termination Fee, if any, due and owing to the Company pursuant to Section 8.06(b), and in the case of the Company Party Group, the Company Termination Fee, if any, due and owing to the Parent Parties pursuant to Section 8.06(a), plus (2) the amounts, if any, due and owing under Section 6.07(f) and Section 8.06(d).

Notwithstanding anything to the contrary herein and for the avoidance of doubt, none of the foregoing in this Section 8.06 shall in any way restrict the Company's right to equitable relief pursuant to Section 9.08.

ARTICLE IX
GENERAL PROVISIONS

Section 9.01   Non-Survival of Representations, Warranties and Agreements

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I, Article II, Section 6.05, Section 6.07(f), Section 6.11, Article VIII, and this Article IX.

Section 9.02   **Notices**

      All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by overnight courier to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.02):

      (a)   if to the Parent Parties:

2001, Agricultural Bank of China Tower
50 Connaught Road Central, Central, Hong Kong
Attention: Gladys Wong
Email: Gladys.Wong@trustbridgepartners.com

with a copy (which shall not constitute notice) to:

Han Kun Law Offices
33/F, HKRI Center Two, HKRI Taikoo Hui
288 Shimen Road (No. 1)
Jing'an District Shanghai 200041
People's Republic of China
Attention: Nick Shu, Esq.
Email: nick.shu@hankunlaw.com

and

16/F, Tower A, Fairmont Tower
33 Guangshun North Main Street
Chaoyang District, Beijing
People's Republic of China
Attention: Changxun Sun
Email: [REDACTED]

with a copy (which shall not constitute notice) to:

King & Wood
20th Floor, East Tower, World Financial Center
No.1 Dongsanhuan Zhonglu
Chaoyang District Beijing 100020
People's Republic of China
Attention: Owen Wang
Email: owen.wang@cn.kingandwood.com

      (b)   if to the Company:

16/F, Tower A, Fairmont Tower
33 Guangshun North Main Street
Chaoyang District, Beijing 100102

People's Republic of China
Attention: Yipeng Li
Email: liyipeng@yuntongxun.com

with a copy (which shall not constitute notice) to:

Hogan Lovells
11/F, One Pacific Place
88 Queensway
Hong Kong
Attention: Stephanie Tang, Esq.
Email: Stephanie.Tang@hoganlovells.com

Section 9.03   **Certain Definitions**

(a)   For purposes of this Agreement:

"Acceptable Confidentiality Agreement" means a confidentiality agreement that contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreements; *provided* that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

"Affiliate" of a specified person means (i) a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person and (ii) with respect to any specified person that is a natural person, any Immediate Family Member of such specified person; *provided* that, for purposes of this Agreement, Affiliates of the Parent Parties shall not include the Rollover Shareholders, the Sponsors and their respective Affiliates, and none of the Consortium Members and their respective Affiliates shall be deemed to be Affiliates of any Group Company and vice versa.

"AI Technology" means any and all material machine learning, deep learning, and other artificial intelligence ("AI") technologies, including statistical learning algorithms, models (including large language models), neural networks, and other AI tools or methodologies, all Software implementations of any of the foregoing, and related hardware or equipment, excluding any AI Technology that is embedded in commercially available third-party software routinely used by the Company in the ordinary course of business.

"Anticorruption Laws" means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the PRC Criminal Law, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, each as amended from time to time, and all applicable

Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

"Available Cash" means cash of the Company and its Subsidiaries on a consolidated basis (which, for the avoidance of doubt, shall include cash, restricted cash, term deposits, and short-term investments) solely to the extent that such amounts are freely convertible into cash within seven (7) Business Days without penalty, net of issued but uncleared checks, in each case available free of any Lien immediately prior to and as of the Closing.

"Available Cash Amount" means an aggregate amount not less than US$85,000,000 (or its RMB equivalent).

"beneficial owner" or "beneficially own" shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

"Business Day" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in (i) New York city, New York, (ii) Hong Kong, (iii) the Cayman Islands, or (iv) the PRC.

"Code" means the U.S. Internal Revenue Code of 1986, as amended.

"Company AI Products" means all products and services that are currently offered, licensed, sold, distributed, hosted, or otherwise made commercially available, or are under development, by or on behalf of the Company or any of its Subsidiaries that incorporate or employ any AI Technology.

"Company Employee Plan" means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

"Company Equity Award" means a Company Option, a Company Restricted Share, or a Company Restricted Share Unit granted under one of the Company Share Plans, as the case may be.

"Company Governing Documents" means the eighth amended and restated memorandum and articles of association of the Company, adopted by a special resolution passed on 19 January 2021 and effective immediately prior to the completion of the initial public offering of the Company's ADSs representing its Class A Ordinary Shares, and as amended from time to time.

"Company Material Adverse Effect" means any fact, event, circumstance, development, change, condition, occurrence or effect (each, an "Effect") (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, properties, results of operations or condition (financial or otherwise) of the Group Companies or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of the Company to consummate the Merger; *provided*, *however*, that, for purposes of clause (i) above only, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a "Company Material Adverse Effect":

(a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement;

(b) any change in interest rates or economic, political, business or financial market conditions generally;

(c) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic, acts of nature or change in climate;

(d) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections;

(e) the announcement of this Agreement and consummation of the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, business partners or employees of the Group Companies;

(f) the taking of any action by the Company that is expressly required by this Agreement;

(g) any action taken by, or at the written request of, the Parent Parties;

(h) any failure in and of itself of the Company and any of its Subsidiaries to meet any projections or forecasts, *provided*, *however*, that the exception in this clause (h) shall not prevent or otherwise affect a determination that any event underlying such failure has resulted in or contributed to a Company Material Adverse Effect except to the extent such event is within the scope of any other exception within this definition;

(i) any events generally applicable to the industries or markets in which the Company or any of its Subsidiaries operate;

provided, further, that any event referred to in clauses (a), (b), (c), (d) or (i) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Group Companies, relative to similarly situated companies in the industry in which the Group Companies conduct the operations.

"Company Option" means each option to purchase Shares granted under the Company Share Plans on or prior to the Closing Date whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

"Company Restricted Share" means each Share awarded under the Company Share Plans on or prior to the Closing Date whether or not such Share has become vested on or prior to the Closing Date in accordance with the terms thereof.

"Company Restricted Share Unit" means each right to receive a Share granted under the Company Share Plans on or prior to the Closing Date whether or not such right has become vested on or prior to the Closing Date in accordance with the terms thereof.

"Company Share Plans" means, collectively, the 2016 Share Incentive Plan and the 2021 Share Incentive Plan, adopted by the Company in 2016 and 2021, respectively, and all amendments and modifications thereto.

"Competing Transaction" means any of the following (other than the Transactions): (i) any acquisition, merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution (or the adoption of a plan of liquidation or dissolution) or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company or to which 25% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer, acquisition or other disposition of assets or businesses that constitute or represent 25% or more of the total revenue, net income or assets of the Company and its Subsidiaries taken as a whole; (iii) any sale, exchange, transfer, acquisition or other disposition of 25% or more of any class of Equity Securities of the Company, or securities convertible into or exchangeable for 25% or more of any class of Equity Securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 25% or more of any class of Equity Securities of the Company; (v) any other transaction having an effect similar to the foregoing; or (vi) any combination of the foregoing.

"Confidentiality Agreements" means the confidentiality agreement, dated March 4, 2026, by and between the Company and Trustbridge Partners VII, L.P., as amended and restated from time to time, and the confidentiality agreement, dated April 16, 2026, by and between the Company and Dmall Digital Assets Limited, as amended and restated from time to time.

"Consortium Members" means, collectively, the Parent Parties, the Sponsors, each Rollover Shareholder and each Management Party, and "Consortium Member" means any of them.

"Contract" means any legally binding note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

"control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

"Control Documents" means the following documents collectively: (i) Amended and Restated Exclusive Business Cooperation Agreement, dated November 11, 2020, by and between the WFOE and the VIE Entity; (ii) (x) Share Pledge Agreements, dated March 28,

2019, by and among the WFOE, the VIE Entity and Lhasa Heye Investment Management Co., Ltd.; (y) Share Pledge Agreements, dated March 28, 2019, by and among the WFOE, the VIE Entity and Changxun Sun; (z) Share Pledge Agreements, dated March 28, 2019, by and among the WFOE, the VIE Entity and Jianhong Zhou; (iii) (x) Exclusive Option Agreement, dated August 28, 2019, by and among the WFOE, the VIE Entity and Lhasa Heye Investment Management Co., Ltd.; (y) Exclusive Option Agreement, dated August 28, 2019, by and among the WFOE, the VIE Entity and Changxun Sun; (z) Exclusive Option Agreement, dated March 28, 2019, by and among the WFOE, the VIE Entity and Jianhong Zhou; (iv) (x) Power of Attorney, dated August 28, 2019, by and among the WFOE, the VIE Entity and Lhasa Heye Investment Management Co., Ltd.; (y) Power of Attorney, dated August 28, 2019, by and among the WFOE, the VIE Entity and Changxun Sun; (z) Power of Attorney, dated March 28, 2019, by and among the WFOE, the VIE Entity and Jianhong Zhou; and (v) Spousal Consent, dated August 28, 2019, by Jie Li, the spouse of Changxun Sun.

"Controlled Entities" means the VIE Entity and its Subsidiaries.

"Equity Securities" means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

"Excluded Shares" means, collectively, (i) Rollover Shares, (ii) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Share Plans and (iii) any Shares held by the Parent Parties, the Company or any of their respective Subsidiaries.

"Generative AI Tools" means AI Technology capable of generating various types of content (including text, images, video, audio, or computer code) based on user-supplied prompts.

"Government Official" means (i) any official, officer, employee or representative of, or other individual acting for or on behalf of, any Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise), or any public international organization (as defined in the U.S. Foreign Corrupt Practices Act), (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (i) or (ii) of this definition.

"Group Company" means any of the Company and its Subsidiaries.

"Hong Kong" means the Hong Kong Special Administrative Region of the PRC.

"Immediate Family Members" means, with respect to a natural person, such person's spouse, domestic partner, children, siblings and parents, as well as any family trusts established for their benefit.

"Indebtedness" means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money, (ii) all obligations of such person for the deferred purchase price of property or services, (iii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (viii) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (ix) all Indebtedness of others referred to in clauses (i) through (viii) above guaranteed directly or indirectly in any manner by such person, and (x) all Indebtedness referred to in clauses (i) through (viii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

"Indirect Capital Gains Tax" means any Tax imposed on the Parent Parties or any of its Affiliates (including the Surviving Company from and after the Effective Time) in connection with the indirect transfer of ownership in any Subsidiary of the Company incurred in connection with this Agreement and the Transactions.

"Insolvent" means, with respect to any person (i) the present fair saleable value of such person's assets is less than the amount required to pay such person's total Indebtedness, (ii) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

"Intellectual Property" means all rights, anywhere in the world, in or to: (i) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (ii) Trademarks; (iii) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (iv) confidential and proprietary information, including trade secrets, know-how and invention rights; (v) rights of privacy and publicity; (vi) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (i)-(v); and (v) any and all other intellectual property or proprietary rights.

"International Trade Laws" means any of the following: (i) any laws, regulations, rules, or orders concerning the exportation or re-exportation of items (including technology, services, and Software), including but not limited to those administered by the U.S. Department of Commerce or the U.S. Department of State, (ii) any laws, regulations, rules, or orders regarding economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. State Department, the United Nations, Canada, the European Union, or the United Kingdom, or (iii) any laws, regulations, rules, or orders regarding anti-money laundering and/or know your customer requirements.

"Intervening Event" means any material event, material development or material change occurring after the date hereof that (i) did not result from any breach of this Agreement by the Company or its Subsidiaries or its or their Representatives, (ii) materially affects the Group Companies or their business, assets or operations of the Group Companies taken as a whole, (iii) was not known to, nor reasonably foreseeable by the Company, the Company Board or the Special Committee as of or prior to the date hereof, (iv) becomes known to the Company, the Company Board or the Special Committee after the date hereof and before the receipt of the Requisite Company Vote, and (v) did not result from or arise out of the announcement or pendency of, or any actions required to be taken by any Group Company (or to be refrained from being taken by any Group Company) pursuant to, this Agreement, *provided* that in no event shall any of the following events, developments or changes constitute or be taken into account in determining the existence of an Intervening Event: (A) the receipt, existence or terms of a Competing Transaction or a Superior Proposal (which, for purposes of this definition, should be read without reference to any percentage set forth in the definitions of "Competing Transaction" or "Superior Proposal") or any matter relating thereto or consequences thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of Competing Transaction or Superior Proposal, (B) any change in the price or trading volume of the Shares or ADSs, in and of itself, after the date of this Agreement, (C) any change in applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement hereof, (D) the fact that the Company meets or exceeds any internal or published forecasts or projections for any period, (E) any fact, event, development or change with respect to the Parent Group or any member thereof, or (F) changes in general economic or geopolitical conditions, or changes in conditions in the global, international, PRC or U.S. economy generally.

"IT Assets" means any and all computers, Software, hardware, systems, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, and all associated documentation.

"knowledge" means, (i) with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, after due inquiry and investigation, and (ii) with respect to any Parent Party, the actual knowledge of any director of such Parent Party, after due inquiry and investigation.

"Liens" means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any right of first refusal, right of first offer, call option, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

"Management Parties" means the Persons listed as "Management Party" opposite the names of the Supporting Shareholders on Schedule A to the Support Agreement, and "Management Party" means any of them.

"Permitted Encumbrances" means: (i) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon and (v) Liens imposed by applicable Law.

"person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

"Personal Data" means: (i) a natural person's name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver's license number, credit card number, biometric identifier, or any other data that alone or in combination with other data held by the Company or any of its Subsidiaries allows identification of a natural person, and (ii) any other data defined as "personal data," "personally identifiable information," "nonpublic personal information," "customer proprietary network information," "individually identifiable health information," "protected health information," or "personal information" under any Law.

"PRC" means the People's Republic of China excluding, for the purposes of this Agreement only, Hong Kong, the Macau Special Administrative Region and Taiwan.

"Privacy Laws" means any Law applicable to the Company or any of its Subsidiaries governing privacy, data protection, or data security with respect to the Processing of Personal Data by the Company or any of its Subsidiaries.

"Privacy Policy" means each published privacy policy, privacy notice, or privacy statement of the Company or any of its Subsidiaries relating to the Company's or any of its Subsidiaries' Processing of Personal Data.

"Processing" or "Processed" means, with respect to any Personal Data, any operation or set of operations performed thereon, whether or not by automated means, including adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, and retrieval, storage, structuring, transmission, and use.

"Prohibited Person" means any person that is (i) located or resident in, or organized under the laws of any Sanctioned Jurisdiction, (ii) included on, or affiliated with any person on, the United States Commerce Department's Denied Parties List, Entity List, or Unverified

List; the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC") Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, the Annex to Executive Order No. 13224, or any other sanctioned party list administered by OFAC; the Department of State's Debarred List; UN Sanctions, or (iii) a person with whom business transactions, including exports and re-exports, are restricted by International Trade Laws, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

"Rollover Shareholders" means each Supporting Shareholder set forth on Schedule A to the Support Agreement with a number of "Rollover Securities" greater than zero opposite its name.

"Rollover Shares" means the Shares (including Shares represented by ADSs) held by the Rollover Shareholders that will be cancelled and exchanged for HoldCo Shares in accordance with the Support Agreement.

"SAFE Circular 37" means the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Vehicles issued by SAFE on July 14, 2014, which became effective as of July 14, 2014, or any successor rule or regulation under PRC Law.

"SAFE Circular 7" means the Notice on Issues Relating to the Administration of Foreign Exchange for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company issued by SAFE on February 15, 2012, which became effective as of February 15, 2012, or any successor rule or regulation under PRC Law.

"SAFE Circular 75" means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005, which became effective as of November 1, 2005 and replaced by SAFE Circular 37 on July 14, 2014.

"SAFE Circular 78" means the Operation Rules on the Foreign Exchange Administration on the Participation by Domestic Individuals in the Employee Stock Ownership Plans, Stock Option Plans of Offshore Listed Companies issued by SAFE on March 28, 2007, which became effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012.

"SAFE Rules and Regulations" means the SAFE Circular 37, SAFE Circular 7, SAFE Circular 75, SAFE Circular 78 and any other applicable rules, regulations, guidelines and reporting and registration requirements issued by SAFE.

"Sanctioned Jurisdiction" means any jurisdiction that is the target of U.S. comprehensive sanctions (i.e., Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea region).

"Shareholders' Meeting" means a general meeting of the Company's shareholders (including any adjournments thereof) to be held to consider the authorization and approval of, and to authorize and approve, this Agreement, the Plan of Merger, the Post-Closing M&A and the consummation of the Transactions, including the Merger.

"Social Security Benefits" means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing provident fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

"Software" means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

"Sponsors" means Trustbridge Partners VII, L.P., Cloopen Co., Ltd., and Retail Technology Asia Limited.

"Subsidiary" means, with respect to any party, any person (a) of which such party or any other Subsidiary of such party is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (c) of which at least a majority of the economic interests is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, including interests held through a variable-interest-entity structure or other similar contractual arrangements, or (d) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

"Superior Proposal" means a bona fide written proposal or offer with respect to a Competing Transaction, which was not obtained in violation of Section 6.04, that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of 50% or more of the assets (on a consolidated basis), or 50% or more of the Equity Securities, of the Company, that the Company Board has determined in its good faith judgment, upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), is reasonably likely to be consummated in accordance with its terms without undue delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and would, if consummated, result in a transaction more favorable to the Company's shareholders (other than the Rollover Shareholders) solely from a financial point of view than the Transactions (including the effect of any termination fee or provision relating to the reimbursement of expenses), taking into account any revisions to the terms and conditions of this Agreement and the Financing proposed by the Parent Parties during the Superior Proposal Notice Period, *provided* that no offer or proposal shall be deemed to be a "Superior

Proposal" if (A) the proposal or offer is conditional upon any due diligence in respect of the Group Companies, (B) any financing required to consummate the transaction contemplated by such proposal or offer is not fully committed or the receipt of any such financing is a condition to the consummation of such transaction, or (C) the Company's recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company's recourse in such an event hereunder.

"Supporting Shareholders" means Trustbridge Partners VII, L.P., Cloopen Co., Ltd., Flawless Success Limited, Image Frame Investment (HK) Limited, Parantoux Vintage PE Ltd., and Novo Investment HK Limited, together with any shareholders of the Company who become a party to the Support Agreement in accordance with its terms following the date of this Agreement, and each, a "Supporting Shareholder".

"Systems" means all information technology networks, systems, devices and other equipment owned or otherwise within the possession or control of the Company and its Subsidiaries.

"Tax Return" means any return, declaration, statement, report estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority, and any schedules, attachments, supporting information thereto, or amendments thereof.

"Tax Sharing Agreement" means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any person's Tax liability (excluding any ordinary course agreement the principal purposes of which does not relate to Taxes).

"Taxes" means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers' duties, tariffs and similar charges.

"Third Party" means any person or "group" (as defined under Section 13(d) of the Exchange Act) of persons, other than the Parent Parties or any of its Affiliates or Representatives.

"Trademarks" means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

"Unvested Company Option" means any Company Option that is not a Vested Company Option.

"U.S." or "United States" means the United States of America.

"Vested Company Option" means any Company Option that shall have become vested on or prior to April 30, 2026 and remains outstanding on the Closing Date in accordance with the terms of such Company Option.

"VIE Entity" means Beijing Ronglian Yitong Information Technology Co. Ltd.

"WFOE" means Anxun Guantong (Beijing) Technology Co., Ltd.

(b)   The following terms have the meaning set forth in the Sections set forth below:

Term	Section
Action	3.10
ADS/ADSs	2.01(b)
Agreement	Preamble
AI Inputs	3.16(b)
Alternative Acquisition Agreement	6.04(c)
Alternative Financing	6.07(a)
Alternative Financing Documents	6.07(a)
Arbitrator	9.09(b)
Bankruptcy and Equity Exception	3.04(a)
Cash Equity Financing	4.07(a)
Cash Financing	4.07(a)
Cash-out Percentage	2.02(b)(i)
Change in the Company Recommendation	6.04(c)
Class A Ordinary Share/Class A Ordinary Shares	2.01(a)
Class B Ordinary Share/Class B Ordinary Shares	2.01(a)
Closing	1.02
Closing Date	1.02
Company	Preamble
Company Board	Recitals
Company Disclosure Schedule	Article III
Company Group	8.06(f)(i)
Company Intellectual Property	Section 3.14(a)
Company Party Group	8.06(f)(ii)
Company Permits	3.06(a)
Company Recommendation	3.04(b)
Company Representatives	3.06(c)
Company SEC Reports	3.07(a)
Company Software	3.14(h)
Company Termination Fee	8.06(a)
Damages	6.05(c)
Debt Commitment Letter	4.07(a)
Debt Financing	4.07(a)
Definitive Debt Documents	6.07(d)(vi)(B)
Deposit Agreement	2.06

Special Committee	Recitals
Superior Proposal Notice Period	6.04(d)(ii)(B)(1)
Support Agreement	Recitals
Surviving Company	Recitals
Surviving Company Share/Surviving Company Shares	2.01(e)
Takeover Statute	3.22
Termination Date	8.02(a)
Training Data	3.16(b)
Transaction Document/Transaction	8.06(f)(iii)
Documents Transactions	Recitals
Uncertificated Shares	2.04(b)

Section 9.04 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05 Interpretation

(a) When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit such reference shall be to a Section, Article, Schedule or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Schedule or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word "including" and words of similar import when used in this Agreement will mean "including, without limitation," unless otherwise specified. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol "US$" refers to United States Dollars. All US$ amounts used in

Article III, Article V, and Article VIII include the equivalent amount denominated in other currencies to be calculated based on the exchange rate on the date hereof as set forth in the H.10 statistical release of the Federal Reserve Board. The word "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends and such phrase shall not mean simply "if." References to "day" shall mean a calendar day unless otherwise indicated as a "Business Day."

(b)   The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.06   Entire Agreement; Assignment

This Agreement (including the Exhibits and Schedules hereto), the Parent Parties Disclosure Schedule, the Company Disclosure Schedule, and the Confidentiality Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that any Parent Party may assign all or any of the rights and obligations hereunder of the Parent Parties to (a) any Affiliate of the Parent Parties or (b) the Debt Financing and/or Alternative Financing sources pursuant to the terms of the applicable Definitive Debt Documents, *provided* that no such assignment shall relieve the assigning Party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07   Parties in Interest

This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 2.02(b), Section 6.05, Section 8.06(a) and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); *provided, however*, that in no event shall any shareholders (including Shares represented by ADSs) or holders of the Company Equity Awards (other than in accordance with Section 2.02(b)), in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. For the avoidance of doubt, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act of the Cayman Islands (Revised) to enforce directly any provision of this Agreement to the extent that such provision is governed by Cayman Islands Law.

Section 9.08   Specific Performance

(a)   Subject to Section 9.08(b), the Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the Parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(c), the Parties acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or any of the Parent Parties, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company (acting at the direction of the Special Committee), on the one hand, and any of the Parent Parties, on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the Parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any Party, in addition to any other remedy at law or equity.

(b)   Notwithstanding anything to the contrary in this Agreement, the obligation of the Parent Parties to consummate the Transactions and the Company's right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing any of the Parent Parties to cause the Cash Equity Financing to be funded at any time and/or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) any of the Parent Parties fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) the Debt Financing (or, if applicable, Alternative Financing) has been funded or will be funded at the Closing if the Cash Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that if specific performance is granted and the Cash Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause any of the Parent Parties to cause the Cash Equity Financing to be funded and/or to effect the Closing in accordance with Section 1.02 if the Debt Financing (or, if applicable, Alternative Financing) has not been funded (or will not be funded at the Closing even if the Cash Equity Financing is funded at the Closing).

(c)   Each Party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief.

(d)   Notwithstanding anything herein to the contrary, (x) while the Parties may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither any of the Parent Parties, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the Party making such payment and, if such Party is a Parent Party, any other member of the Parent Group or, if such Party is the Company, any other member of the Company Group.

Section 9.09   Governing Law; Dispute Resolution

(a)   This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the

Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the Companies Act with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)   Subject to Section 9.08, Section 9.09(a) and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre ("HKIAC") and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an "Arbitrator"). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing Parties. Any Party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)   EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.09(c).

Section 9.10   Amendment

This Agreement may be amended by the Parties at any time prior to the Effective Time by action taken (a) with respect to any of the Parent Parties, by or on behalf of their respective board of directors, and (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee); *provided, however,* that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would: (a) change the type of consideration into which each Share (including Shares represented by ADSs) shall be converted upon consummation of the

Merger; or (b) require further approval by the shareholders of the Company under applicable Law, without such approval. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 9.11   <u>Waiver</u>

At any time prior to the Effective Time, any Party may by action taken (a) with respect to any of the Parent Parties, by or on behalf of their respective board of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of another Party, (ii) waive any inaccuracy in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of the other Party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12   <u>Counterparts</u>

This Agreement may be executed and delivered (including by e-mail of PDF or scanned versions or facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.


Cloopen Group Holding Limited

By: /s/ Adam ZHAO

Name: Adam ZHAO

Title: Special Committee Chairman for and on behalf of Cloopen Group Holding Limited


IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.


SpringX Holdings Limited

By: ___/s/ LIN Ning David_____

Name: LIN Ning David

Title: Authorized Signatory

AutumnX Holdings Limited

By: ___/s/ LIN Ning David_____

Name: LIN Ning David

Title: Authorized Signatory

SummerX Holdings Limited

By: ___/s/ LIN Ning David_____

Name: LIN Ning David

Title: Authorized Signatory


PLAN OF MERGER

THIS PLAN OF MERGER is made on [•], 2026.

BETWEEN

(1)   SummerX Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands on March 25, 2026, with its registered office situated at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands ("Merger Sub"); and

(2)   Cloopen Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands on 3 January 2014, with its registered office situated at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the "Company" or the "Surviving Company" and together with Merger Sub, the "Constituent Companies").

WHEREAS

(a)   The respective boards of directors of the Merger Sub and the Company have approved the merger of the Constituent Companies, with the Company as the surviving company (the "Merger") upon the terms and subject to the conditions contained or referred to in an Agreement and Plan of Merger dated as of May 12, 2026 by and among AutumnX Holdings Limited, SpringX Holdings Limited, Merger Sub and the Company (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the "Agreement") and this Plan of Merger and pursuant to, and in accordance with, the provisions of Part 16 of the Companies Act (Revised) of the Cayman Islands (the "Companies Act").

(b)   Each of the Company and the Merger Sub wishes to enter into this Plan of Merger in accordance with the provisions of Part 16 of the Companies Act.

(c)   The shareholders of the Company and the sole shareholder of the Merger Sub have authorized this Plan of Merger in accordance with the Companies Act.

(d)   Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement, a copy of which is attached as Appendix I hereto.

WITNESSETH

CONSTITUENT COMPANIES

1.   The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.   The surviving company (as defined in the Companies Act) is the Surviving Company and its name shall continue to be "Cloopen Group Holding Limited".

REGISTERED OFFICE

3.   The registered office of the Company at the date of this Plan of Merger is at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered office of Merger Sub at the date of this Plan of Merger is at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands. Following the Effective Time (as defined below), the Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.   Immediately prior to the Effective Time (as defined below) the authorized share capital of Merger Sub was US$50,000 divided into 50,000 shares of par value of US$1.00 each, of which one share has been issued.

5.   Immediately prior to the Effective Time the authorized share capital of the Company was US$100,000 divided into 1,000,000,000 shares comprising (i) 600,000,000 class A ordinary shares of a par value of US$0.0001 each, (ii) 25,649,839 class B ordinary shares of a par value of US$0.0001 each and (iii) 374,350,161 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with Article 9 of the articles of association of the Company.

6.   At the Effective Time, the authorized share capital of the Surviving Company shall be US$50,000 divided into 500,000,000 ordinary shares of par value of US$0.0001 each.

7.   At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)   Each Class A Ordinary Share and each Class B Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration, being US$0.4940 in cash per Share without interest.

(b)   Each ADS, each representing six (6) Class A Ordinary Shares issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), together with the Class A Ordinary Shares represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive the Per ADS Merger Consideration, being US$2.9641 in cash per ADS without interest, pursuant to the terms and conditions set forth in the Agreement and the Deposit Agreement.

(c)   Each Excluded Share and ADS representing Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(d)   Each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with (a) of the Agreement and thereafter represent only the right to receive the applicable payments set forth in (a) of the Agreement.

(e)   Each share of par value of US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable Surviving Company Share, and the Surviving Company Shares shall constitute the only issued and outstanding share capital of the Surviving Company at the Effective Time, which shall be reflected in the register of members of the Surviving Company.

EFFECTIVE TIME

8.   The Merger shall take effect on [•] (the "<u>Effective Time</u>").

PROPERTY

9.   At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION AND SHARE RIGHTS

10.   At the Effective Time, the memorandum of association and articles of association of the Company shall be amended and restated by their deletion in their entirety and substitution in their place of the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

11.   From the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company shall be set out in the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

DIRECTORS' BENEFITS

12.   There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.   The names and addresses of the directors of the Surviving Company upon the Merger becoming effective are as follows:

NAME	ADDRESS
[•]	[•]

SECURED CREDITORS

14. Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger

15. The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

16. This Plan of Merger may be terminated pursuant to the terms and subject to the conditions of the Agreement at any time prior to the Effective Time.

AMENDMENTS

17. At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Surviving Company and Merger Sub in accordance with section 235(1) of the Companies Act, including to effect any changes to this Plan of Merger which the directors of both the Surviving Company and Merger Sub deem advisable, *provided* that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or Merger Sub, as determined by the directors of both the Surviving Company and Merger Sub, respectively.

APPROVAL AND AUTHORIZATION

18. This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Act.

19. This Plan of Merger has been authorized by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Act.

COUNTERPARTS

20. This Plan of Merger may be executed and delivered (including by email of PDF or scanned versions or by facsimile transmission) in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

21. This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

22. Each of the parties agrees that the courts of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding arising out of or in connection with this Plan of Merger, and any non-contractual obligations arising out of or in connection with it, and for that purpose each party irrevocably submits to the jurisdiction of the courts of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

Name:)

_____
Executed for and on behalf of
CLOOPEN GROUP HOLDING LIMITED   )

by its director   )   (Director)

Name:)

_____
Executed for and on behalf of
SUMMERX HOLDINGS LIMITED   )

by its director   )   (Director)

APPENDIX I
(the Agreement)

APPENDIX II
(Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association of the Surviving Company)